EXHIBIT 99.1


                          UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549


                            FORM 8-K


                         CURRENT REPORT


Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934


               Date of Report:  February 24, 2004




                       EOG RESOURCES, INC.

     (Exact name of registrant as specified in its charter)


          Delaware             1-9743             47-0684736
      (State or other      (Commission File    (I.R.S. Employer
      jurisdiction of          Number)        Identification No.)
      incorporation or
        organization)


            333 Clay Street
              Suite 4200
             Houston, Texas                          77002
 (Address of principal executive offices)         (Zip code)


                          713/651-7000
      (Registrant's telephone number, including area code)

                       EOG RESOURCES, INC.



Item 7.  Financial Statements and Exhibits.

  (a) Financial Statements of EOG Resources, Inc.

      Financial Statements of EOG Resources, Inc. and its
      Consolidated Subsidiaries for the fiscal year ended December 31, 2003, including Reports of Independent Public
      Accountants.

  (b) Exhibits.

      23.1 Consent of DeGolyer and MacNaughton.

      23.2 Opinion of DeGolyer and MacNaughton dated January 30, 2004.

      23.3 Consent of Deloitte & Touche LLP.



                           SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

                              EOG RESOURCES, INC.
                              (Registrant)




Date: February 24, 2004       By:  /s/ TIMOTHY K. DRIGGERS
                                    Timothy K. Driggers
                                 Vice President and Chief
                                    Accounting Officer
                             (Principal Accounting Officer)

                       EOG RESOURCES, INC.

                        TABLE OF CONTENTS



                                                              Page No.

Management's Discussion and Analysis of Financial Condition
  and Results of Operations                                       4

Management's Responsibility for Financial Reporting              17

Reports of Independent Public Accountants                        18

Consolidated Statements of Income and Comprehensive Income
  for the years ended December 31, 2003, 2002 and 2001           20

Consolidated Balance Sheets, December 31, 2003 and 2002          21

Consolidated Statements of Shareholders' Equity
  for the years ended December 31, 2003, 2002 and 2001           22

Consolidated Statements of Cash Flows
  for the years ended December 31, 2003, 2002 and 2001           23

Notes to Consolidated Financial Statements                       24

Supplemental Information to Consolidated Financial Statements    42

Exhibits

  Exhibit 23.1 - Consent of DeGolyer and MacNaughton             52

  Exhibit 23.2 - Opinion of DeGolyer and MacNaughton
     dated January 30, 2004                                      53

  Exhibit 23.3 - Consent of Deloitte & Touche LLP                55

                       EOG RESOURCES, INC.

              MANAGEMENT'S DISCUSSION AND ANALYSIS
        OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Management's Discussion and Analysis of Financial Condition and
 Results of Operations

Overview

     EOG Resources, Inc. (EOG) is one of the largest independent (non-integrated) oil and gas companies in the United States and has substantial proved reserves in the U.S., Canada, and offshore Trinidad, and to a lesser extent, the United Kingdom North Sea. EOG operates under a business strategy that focuses predominantly on three factors: achieving a strong reinvestment rate of return on its capital program, drilling internally generated prospects in order to find and develop low cost reserves, and maintaining a strong balance sheet, with a below average debt-to-total capitalization ratio.

     EOG had record operating earnings in 2003. Net income available to common for 2003 of $419.1 million, or $3.60 per share, was up 450% over 2002, attributable primarily to higher commodity prices. In addition, EOG substantially added to its reserve base by replacing 249% of production at an all-in finding cost of $1.28 per thousand cubic feet equivalent (Mcfe). From drilling alone, EOG replaced 183% of production at a rate of $1.21 per Mcfe.

  Operations

     Several important developments have occurred since January 1, 2003.

     North America. EOG closed the largest property acquisition in its history on October 1, 2003, with the purchase of natural gas properties in the Wintering Hills, Drumheller East and Twining areas of southeast Alberta, Canada, from a subsidiary of Husky Energy Inc. for approximately US $320 million. This transaction increases EOG's drilling inventory in Canada, primarily in the footprint of its very successful shallow natural gas program in southern Alberta. It also complements EOG's existing Canadian assets by providing incremental reserve potential and significantly increasing EOG's coal bed methane acreage position in the Twining Field.

     EOG's effort to identify plays with larger reserve potential has proven a successful supplement to its base development and exploitation program in North America. EOG plans to continue to drill smaller wells in large acreage plays, which in the aggregate, will contribute substantially to EOG's crude oil and natural gas production. EOG has several larger potential plays underway in Wyoming, Utah and Texas, including the Barnett Shale, from which more information will become known during 2004.

     International. In 2003, Trinidad had its first full year of sales to the Caribbean Nitrogen Company Limited (CNCL) ammonia plant versus only six months of sales in 2002. Also in Trinidad in 2003, construction progressed on the Nitro 2000 ammonia plant, which is scheduled to start up in the second half of 2004. EOG will supply 60 million cubic feet per day (MMcfd), gross, and based on current price assumptions, expects to supply 47 MMcfd, net, of natural gas to this facility under a fifteen-year contract. Additionally in Trinidad, EOG signed a fifteen-year contract to supply a portion of the natural gas requirements of the M5000 methanol plant. Currently under construction, start-up of the M5000 facility is planned for mid-2005. When the plant is running at its design capacity, EOG anticipates supplying approximately 95 MMcfd, gross, of natural gas during the first four years and approximately 125 MMcfd, gross, during the remaining eleven years of the contract. Based on current price assumptions, the company expects to supply an average 67 MMcfd, net, during the first four years and 87 MMcfd, net, during the remaining eleven years. The wellhead price will be linked to Caribbean methanol prices but with a floor price. With this new contract, EOG anticipates another significant increase in its Trinidad production next year. In addition, EOG believes that there are additional exploration opportunities in its existing acreage position in Trinidad and continues to pursue additional acreage.

     Although EOG continues to focus on North American natural gas, EOG sees an increasing linkage between North American natural gas demand and Trinidadian natural gas supply. For example, liquefied natural gas (LNG) imports from existing and planned facilities in Trinidad are serious contenders to meet increasing U.S. demand. In addition, ammonia, methanol and chemical production has been relocating from North America to Trinidad, driven by attractive natural gas feedstock prices in the island nation. EOG anticipates that its existing position with the supply contracts to the two ammonia plants and the new methanol plant, discussed above, will continue to give its portfolio an even broader exposure to North American natural gas fundamentals.

     Also in 2003, EOG established a new venue outside of North America with two natural gas discoveries in the Southern Gas Basin of the United Kingdom North Sea. The wells were farm-in opportunities from major oil companies. Production of approximately 40 MMcfd, net, is expected by year-end 2004. EOG is reviewing additional farm-in opportunities in this area and expects to participate in several exploration wells in 2004.

  Capital Structure

     As noted, one of management's key strategies is to keep a strong balance sheet with a consistently below average debt-to-total capitalization ratio. At December 31, 2003, its debt-to-total capitalization ratio was 33.3%, down from 40.6% at year-end 2002. With the net cash provided from operating activities, EOG funded its entire $917 million capital program, paid down $36 million of debt, closed $405 million of acquisitions and, in May 2003, increased the dividend paid to common shareholders by 25%. As management currently assesses price forecast and demand trends for 2004, EOG believes that operations and capital expenditure activity can essentially be funded by cash from operations.

     For 2004, EOG's estimated capital expenditure budget is approximately $1.1 billion, excluding acquisitions. EOG plans to spend about 5% of this estimated capital expenditure budget to drill new, internally generated, bigger target ideas. North American natural gas continues to be a key component of this effort. When it fits EOG's strategy, EOG will make acquisitions that bolster existing drilling programs or offer EOG incremental exploration and/or production opportunities. Management believes EOG has one of the strongest prospect inventories in EOG's history.

  Finding Costs and Reserve Replacement

     During 2003, EOG replaced 249% of its production at an all-in $1.28 per Mcfe finding cost. In North America, EOG had 259% reserve replacement at $1.36 per Mcfe. EOG replaced 189% of production at a $0.63 per Mcfe finding costs in its Trinidad and United Kingdom activities. An external review of approximately 70% of EOG's reserves was conducted by the independent reserve engineering firm of DeGolyer and MacNaughton (D&M). For the sixteenth consecutive year, D&M reported no material differences overall between their independent estimates and EOG's internal estimates.



     The following review of operations for each of the three years in the period ended December 31, 2003 should be read in conjunction with the consolidated financial statements of EOG and notes thereto beginning with page 20.

Results of Operations

  Net Operating Revenue

     During 2003, net operating revenues increased $650 million to $1,745 million. Total wellhead revenues increased 65% to $1,818 million as compared to 2002. Wellhead volume and price statistics for the specified years were as follows:

                                                        Year Ended December 31,
                                                        2003     2002     2001
Natural Gas Volumes (MMcf per day) (1)
 United States                                           638      635      680
 Canada                                                  165      154      126
 Trinidad                                                152      135      115
     Total                                               955      924      921

Average Natural Gas Prices ($/Mcf) (2)
 United States                                         $5.06    $2.89    $4.26
 Canada                                                 4.66     2.67     3.78
 Trinidad                                               1.35     1.20     1.22
     Composite                                          4.40     2.60     3.81

Crude Oil and Condensate Volumes (MBbl per day) (1)
 United States                                          18.5     18.8     22.0
 Canada                                                  2.3      2.1      1.7
 Trinidad                                                2.4      2.4      2.1
     Total                                              23.2     23.3     25.8

Average Crude Oil and Condensate Prices ($/Bbl) (2)
 United States                                        $30.24   $24.79   $25.06
 Canada                                                28.54    23.62    22.70
 Trinidad                                              28.88    23.58    24.14
     Composite                                         29.92    24.56    24.83

Natural Gas Liquids Volumes (MBbl per day) (1)
 United States                                           3.2      2.9      3.5
 Canada                                                  0.6      0.8      0.5
     Total                                               3.8      3.7      4.0

Average Natural Gas Liquids Prices ($/Bbl) (2)
 United States                                        $21.53   $14.76   $17.17
 Canada                                                19.13    11.17    15.05
     Composite                                         21.13    14.05    16.89

Natural Gas Equivalent Volumes (MMcfe per day) (3)
 United States                                           768      765      833
 Canada                                                  183      171      139
 Trinidad                                                166      150      128
     Total                                             1,117    1,086    1,100

Total Bcfe (3) Deliveries                                408      396      401

(1) Million cubic feet per day or thousand barrels per day, as applicable.
(2) Dollars per thousand cubic feet or per barrel, as applicable.
(3) Million cubic feet equivalent per day or billion cubic feet equivalent, as applicable; includes natural gas, crude oil, condensate and natural gas liquids.

     2003 compared to 2002. Wellhead natural gas revenues for 2003 increased $657 million, or 75%, due to increases in the composite average wellhead natural gas price and natural gas deliveries. The composite average wellhead price for natural gas increased 69% to $4.40 per Mcf for 2003 from $2.60 per Mcf in 2002.

     Natural gas deliveries increased to 955 MMcf per day for 2003 from 924 MMcf per day for the comparable period a year ago. The overall increase in natural gas deliveries was primarily due to an increase in Canada of 7% to 165 MMcf per day and an increase in Trinidad of 13% to 152 MMcf per day in 2003. The 7% or 11 MMcf per day increase in Canada was primarily attributable to a major property acquisition in the fourth quarter. The 13% or 17 MMcf per day increase in Trinidad was attributable to a full year of sales to the CNCL ammonia plant versus only six months of sales in 2002.

     Wellhead crude oil and condensate revenues increased $45 million, or 22%, due to increases in the composite average wellhead crude oil and condensate price. The composite average wellhead crude oil and condensate price for 2003 was $29.92 per barrel compared to $24.56 per barrel for 2002.

     Natural gas liquids revenues were $11 million higher than a year ago primarily due to a 50% increase in the composite average price and a 3% increase in deliveries.

     During 2003, EOG recognized losses on mark-to-market commodity derivative contracts of $80 million, which included realized losses of $45 million and collar premium payments of $3 million. During 2002, EOG recognized losses on mark-to-market commodity derivative contracts of $49 million, which included realized losses of $21 million and a $2 million collar premium payment.

     2002 compared to 2001. During 2002, net operating revenues decreased $560 million to $1,095 million. Total wellhead revenues of $1,105 million decreased by $435 million, or 28%, as compared to 2001.

     Wellhead natural gas revenues for 2002 decreased approximately $405 million primarily due to a general decline in the composite average wellhead natural gas price, partially offset by an increase in natural gas deliveries in Canada and Trinidad. The composite average wellhead price for natural gas decreased 32% to $2.60 per Mcf for 2002 compared to $3.81 per Mcf in 2001.

     Natural gas deliveries increased slightly to 924 MMcf per day for 2002 compared to 921 MMcf per day for 2001. The overall increase in natural gas deliveries was due to an increase in Canada of 22% to 154 MMcf per day in 2002 and an increase in Trinidad of 17% to 135 MMcf per day in 2002. The higher production in 2002 was attributable to drilling activities and strategic property acquisitions in Canada, and the commencement of production from the U(a) Block in Trinidad. This increase was partially offset by the overall decrease in production in the United States of 7% or 45 MMcf per day.

     Wellhead crude oil and condensate revenues decreased approximately $25 million, due primarily to a decline in domestic crude oil and condensate deliveries with essentially flat wellhead crude oil and condensate prices. The composite average wellhead crude oil and condensate price for 2002 was $24.56 per barrel compared to $24.83 per barrel for 2001.

     Crude oil and condensate deliveries decreased 10% to 23.3 MBbl per day for 2002 compared to 25.8 MBbl per day in 2001. The decrease in volumes was primarily due to decreased crude oil and condensate production in certain areas in the United States as a result of a natural decline in production. This natural decline in production was partially offset by increased production in Trinidad due to the commencement of production from the U(a) Block, and drilling activities and strategic property acquisitions in Canada.

     Natural gas liquids revenues were $6 million lower in 2002 than in 2001 primarily due to a decrease in prices of 17% and a decrease in deliveries of 8%.

     During 2002, EOG recognized losses on mark-to-market commodity derivative contracts of $49 million, which included realized losses of $21 million and a $2 million collar premium payment. During 2001, EOG recognized gains on mark-to-market commodity derivative contracts of $98 million, of which $67 million were realized gains which were netted against a $5 million collar premium payment.

     Other marketing activities associated with sales and purchases of natural gas increased net operating revenues by $37 million and $16 million in 2002 and 2001, respectively.

  Operating and Other Expenses

     2003 compared to 2002. During 2003, operating expenses of $1,047 million were $133 million higher than the $914 million incurred in 2002. The following table presents the costs per Mcfe for the years ended December 31, 2003 and 2002:

                                  Year Ended December 31,
                                       2003      2002

          Lease and Well              $0.52     $0.45
          DD&A                         1.08      1.00
          G&A                          0.25      0.22
          Taxes Other than Income      0.21      0.18
          Interest Expense, Net        0.14      0.15
            Total Per-Unit Costs      $2.20     $2.00

     The higher per-unit rates of lease and well, DD&A, G&A and taxes other than income for 2003 compared to 2002 were due primarily to the reasons set forth below.

     Lease and well expenses of $213 million were $33 million higher than 2002 due primarily to a general increase in service costs related to operating activities in the United States ($15 million) and Canada ($4 million), increased lease and well administrative expenses in the United States ($7 million) and changes in the Canadian exchange rate ($6 million).

     Depreciation, depletion and amortization (DD&A) expenses of $442 million increased $44 million from the prior year due primarily to more relative production from higher cost properties in the United States ($20 million) and Canada ($5 million), increased production in Canada ($3 million) and Trinidad ($2 million), and changes in the Canadian exchange rate ($8 million). Also, included in DD&A expenses for 2003 was $5 million of accretion expense related to Statement of Financial Accounting Standards (SFAS) No. 143 - "Accounting for Asset Retirement Obligations."

     General and administrative (G&A) expenses of $100 million were $11 million higher than the period a year ago due primarily to expanded operations ($9 million) and increased insurance expense ($5 million), partially offset by decreases in legal costs ($3 million).

     Taxes other than income of $86 million were $14 million higher than the prior year period primarily due to an increase of approximately $35 million as a result of increased wellhead revenue as previously discussed, partially offset by $24 million of severance tax credits from the qualification of wells for a Texas high cost gas severance tax exemption.

     Exploration costs of $76 million were $16 million higher than a year ago due primarily to an increase in technical staff costs across EOG ($7 million) and increased geological and geoscience expenditures in the United States ($5 million) and Trinidad ($3 million).

     Impairments increased $21 million to $89 million compared to a year ago due to higher amortization of unproved leases in the United States ($25 million). Total impairments under SFAS No. 144 - "Accounting for the Impairment or Disposal of Long-Lived Assets" for 2003 and 2002 were $25 million and $30 million, respectively.

     Other Income (Expense), Net for 2003 included foreign currency transaction gains of $9 million as a result of applying the changes in the Canadian exchange rate to certain intercompany short-term loans that eliminate in consolidation.

     Income tax provision increased $184 million to $217 million for 2003 as compared to 2002 primarily resulting from higher income before income taxes for federal ($187 million) and state ($4 million), expiration of the tight gas sands federal income tax credit as of December 31, 2002 ($4 million), higher effective foreign income tax rates ($4 million), offset by net tax benefit associated with the Canadian tax law change ($14 million).

     In November 2003, Canada enacted legislation reducing the Canadian federal income tax rate for companies in the resource sector from 28% to 27% for 2003, with further reductions to 21% phased in over the next four years. This legislation also made changes to the tax treatment of crown royalties and the resource allowance. Beginning in 2003, Canadian taxpayers are allowed to deduct 10% of actual provincial and other crown royalties. This percentage increases each year through 2007, at which time 100% of crown royalties will be deductible. The resource allowance, a statutory deduction calculated as 25% of adjusted resource profits, will be phased out through 2007, when the deduction will be completely eliminated.

     2002 compared to 2001. During 2002, operating expenses of $914 million were approximately $66 million lower than the $980 million incurred in 2001. The following table presents the costs per Mcfe for the years ended December 31, 2002 and 2001:

                                  Year Ended December 31,
                                       2002      2001

          Lease and Well              $0.45     $0.44
          DD&A                         1.00      0.98
          G&A                          0.22      0.20
          Taxes Other than Income      0.18      0.24
          Interest Expense, Net        0.15      0.11
            Total Per-Unit Costs      $2.00     $1.97

     The changes in per-unit lease and well, DD&A, G&A, taxes other than income and net interest expense rates for 2002 compared to 2001 are due primarily to the reasons set forth below.

     Lease and well expenses increased $4 million to $179 million compared to a year ago primarily due to continually expanding operations and increases in production activity in Canada, partially offset by fewer workovers in the Gulf of Mexico.

     DD&A expenses increased $6 million to $398 million primarily due to increased activity in Canada and higher per unit costs related to certain fields in the United States.

     G&A expenses increased $9 million to $89 million primarily due to the settlement of litigation in the second quarter, increased insurance expense and expanded operations.

     Taxes other than income decreased $23 million to $72 million as compared to 2001 due to decreased wellhead revenue in North
America resulting in lower production taxes and decreased ad valorem taxes.

     The increase in net interest expense of $15 million for 2002 as compared to 2001 is primarily due to higher average debt balance for the year of 2002 and the one-time close-out fees associated with the completion of the Section 29 (Tight Gas Sands Federal Income Tax Credits) financing begun in 1999.

     Exploration costs of $60 million were $7 million lower than a year ago primarily due to decreased geological and geoscience expenditures.

     Dry hole costs of $47 million decreased $25 million from 2001.

     Impairments decreased $11 million to $68 million primarily as a result of improved value-to-cost relationship on a field by field basis and decreased amortization of unproved leases in 2002.

     Income tax provision decreased approximately $200 million for 2002 as compared to 2001 primarily as a result of a lower pre-tax income in 2002 and a reduction in the overall foreign effective tax rate.

Capital Resources and Liquidity

  Cash Flow

     The primary sources of cash for EOG during the three-year period ended December 31, 2003 included funds generated from operations and funds from new borrowings. Primary cash outflows included funds used in operations, exploration and development expenditures, oil and gas property acquisitions, repayment of debt, common stock repurchases and dividends.

     2003 compared to 2002. Net operating cash inflows of $1,320 million in 2003 increased approximately $652 million as compared to 2002 primarily reflecting an increase in operating revenues of $650 million and favorable changes in working capital and other liabilities of $115 million, partially offset by an increase in cash operating expenses of $132 million.

     Net investing cash outflows of approximately $1,269 million in 2003 increased by $396 million as compared to 2002 due primarily to increased exploration and development expenditures of $501 million, which includes $366 million related to two Canadian asset purchases as mentioned below in the Capital Expenditures discussion, partially offset by favorable changes in working capital of $81 million related to investing activities and a decrease in equity investment of $15 million. Changes in Components of Working Capital Associated with Investing Activities included changes in accounts payable associated with the accrual of exploration and development expenditures and changes in inventories which represent material and equipment used in drilling and related activities.

     Cash used by financing activities was $57 million in 2003 versus cash provided of $211 million in 2002. Financing activities for 2003 included repayment of the outstanding balances of commercial paper borrowings and the uncommitted line of credit of $22 million and $14 million, respectively, repurchases of EOG's common stock of $21 million, cash dividend payments of $31 million and proceeds of $35 million from sales of treasury stock attributable to employee stock option exercises and the employee stock purchase plan.

     2002 compared to 2001. Net operating cash flows of $669 million in 2002 decreased approximately $529 million as compared to 2001 primarily due to lower average natural gas and liquids prices partially offset by lower cash operating expenses and lower current income taxes. Changes in working capital and other liabilities decreased operating cash flows by $145 million as compared to 2001 primarily due to changes in accounts receivable, accrued royalties payable and accrued production taxes caused by fluctuation of commodity prices at each yearend.

     Net investing cash outflows of $873 million in 2002 decreased by $216 million as compared to 2001 due primarily to decreased exploration and development expenditures of $292 million (including producing property acquisitions), partially offset by increased uses of working capital related to investing activities and increased equity investments.

     Cash provided by financing activities in 2002 was $211 million as compared to cash used of $127 million in 2001. Financing activities in 2002 included funds from new borrowings of $289 million, common stock repurchases of $63 million, dividend payments of $29 million and proceeds from stock options exercised of $17 million. New borrowings included $120 million of commercial paper borrowings and $250 million of promissory note issuances, partially offset by a decrease in uncommitted line of credit borrowings of $81 million.

  Exploration and Development Expenditures

     The table below sets out components of exploration and development expenditures for the years ended December 31, 2003, 2002 and 2001, along with the total budgeted for 2004, excluding acquisitions (in millions):

                                            Actual                  Budgeted 2004
                                    2003     2002     2001    (excluding acquisitions)
Expenditure Category
Capital
 Drilling and Facilities           $  731   $  595   $  722
 Leasehold Acquisitions                59       39       76
 Producing Property Acquisitions      405       71      168
 Capitalized Interest                   9        9        9
  Subtotal                          1,204      714      975
Exploration Costs                      76       60       67
Dry Hole Costs                         41       47       71
  Subtotal                          1,321      821    1,113     Approximately $1,100
Asset Retirement Costs (1)             12       --       --
Deferred Income Tax Gross Up           --       15       50
  Total (2)                        $1,333   $  836   $1,163

(1) 2003 Asset Retirement Costs does not include the cumulative effect of adoption and is netted with gains recognized upon settlement of asset retirement obligations of $1 million.
(2) Pro forma total expenditures for 2002 and 2001 are not presented since the pro forma application of SFAS No. 143 to the prior periods would not result in pro forma total expenditures materially different from the actual amounts reported.

     Total exploration and development expenditures of $1,333 million increased $497 million in 2003 as compared to 2002 due primarily to the two property acquisitions by a Canadian subsidiary of EOG, as described below, and increased exploration and development activities across EOG. Included in 2003 expenditures are $652 million in development, $405 million in property acquisitions and $266 million in exploration.

     On October 1, 2003, a Canadian subsidiary of EOG closed an asset purchase of natural gas properties in the Wintering Hills, Drumheller East and Twining areas of southeast Alberta from a subsidiary of Husky Energy Inc. for approximately US $320 million. These properties are essentially adjacent to existing EOG operations or are properties in which EOG already had a working interest. The transaction was partially funded by commercial paper borrowings of US $140.5 million on October 1, 2003. The remainder of the purchase price, US $179.5 million, was funded by EOG's available cash balance. Subsequent to the closing, the purchase price was reduced by exercised preferential rights on the properties which totaled approximately US $5 million. In late December 2003, a Canadian subsidiary of EOG closed another property acquisition for US $46 million.

  Derivative Transactions

     During 2003, EOG recognized losses on mark-to-market commodity derivative contracts of $80 million, which included realized losses of $45 million and collar premium payments of $3 million. During 2002, EOG recognized losses on mark-to-market commodity derivative contracts of $49 million, which included realized losses of $21 million and a $2 million collar premium payment. (See Note 12 to the Consolidated Financial Statements.)

     Presented below is a summary of EOG's 2004 natural gas financial collar contracts and natural gas and crude oil financial price swap contracts as of February 24, 2004, with prices expressed in dollars per million British thermal units ($/MMBtu) and in dollars per barrel ($/Bbl), as applicable, and notional volumes in million British thermal units per day (MMBtud) and in barrels per day (Bbld), as applicable. EOG has not entered into any additional natural gas financial collar contracts or natural gas or crude oil financial price swap contracts since December 31, 2003. EOG accounts for these collar and swap contracts using mark-to-market accounting.

                 Natural Gas Financial Collar Contracts               Financial Price Swap Contracts
                          Floor Price            Ceiling Price         Natural Gas         Crude Oil
                        Floor    Weighted      Ceiling   Weighted            Weighted           Weighted
           Volume       Range     Average       Range     Average    Volume   Average   Volume   Average
Month(1)  (MMBtud)    ($/MMBtu)  ($/MMBtu)    ($/MMBtu)  ($/MMBtu)  (MMBtud) ($/MMBtu)  (Bbld)   ($/Bbl)

Jan       330,000   $5.06 - 5.88   $5.38    $5.86 - 6.69   $6.29     30,000    $5.57     4,000   $30.61
Feb       330,000    5.02 - 5.78    5.31     5.82 - 6.62    6.24     30,000     5.50     4,000    30.12
Mar       330,000    4.93 - 5.53    5.16     5.73 - 6.40    6.10     30,000     5.37     4,000    29.58
Apr       375,000    4.47 - 4.71    4.59     4.93 - 5.30    5.13     30,000     4.89     4,000    29.08
May       375,000    4.47 - 4.75    4.58     4.93 - 5.19    5.09     30,000     4.80     4,000    28.66
Jun       375,000    4.47 - 4.75    4.58     4.93 - 5.19    5.09     30,000     4.80     4,000    28.27
Jul       375,000    4.47 - 4.75    4.58     4.93 - 5.19    5.09     30,000     4.80     3,000    27.91
Aug       375,000    4.47 - 4.75    4.58     4.93 - 5.19    5.09     30,000     4.80     2,000    28.11
Sep       375,000    4.47 - 4.75    4.58     4.93 - 5.19    5.09     30,000     4.78        --       --
Oct       375,000    4.47 - 4.75    4.58     4.93 - 5.19    5.09     30,000     4.80        --       --

(1) The collar contracts for January 2004 to March 2004 were purchased at a total premium of $3 million or $0.10 per MMBtu. The collar contracts for April 2004 to October 2004 were purchased without a premium.

  Financing

     EOG's long-term debt-to-total capitalization ratio was 33.3% as of December 31, 2003 compared to 40.6% as of December 31, 2002.

     During 2003, total long-term debt decreased $36 million to $1,109 million (see Note 2 to the Consolidated Financial Statements). The estimated fair value of EOG's long-term debt at December 31, 2003 and 2002 was $1,175 million and $1,225 million, respectively, based upon quoted market prices and, where such prices were not available, upon interest rates currently available to EOG at yearend. EOG's debt is primarily at fixed interest rates. At December 31, 2003, a 1% decline in interest rates would result in a $51 million increase in the estimated fair value of the fixed rate obligations (see Note 12 to the Consolidated Financial Statements).

     During 2003 and 2002, EOG utilized primarily commercial paper and committed bank loans to fund its operations. These loans are more fully described in Note 2 to the Consolidated Financial Statements. While EOG maintains a $600 million commercial paper program, the maximum outstanding at any time during 2003 was $244 million, and the amount outstanding at yearend was $98 million. EOG considers this excess availability, which is contractually backed by the $600 million Revolving Credit Agreement with domestic and foreign lenders described in
Note 2, combined with the $688 million of availability under its shelf registration described below, to be ample to meet its ongoing operating needs.

  Contractual Obligations

     The following table summarizes EOG's contractual obligations at December 31, 2003 (in thousands):

                                                                                       2010 &
Contractual Obligations (1)          Total       2004     2005 - 2007   2008 - 2009    beyond

Long-Term Debt (2)                $1,108,872   $198,050     $376,870      $173,952    $360,000
Non-cancelable Operating Leases       54,650     18,187       25,954         3,898       6,611
Drilling Rig Commitments               2,364      1,033          998           333          --
Pipeline Transportation Service
   Commitments (3)                    45,702     13,615       25,811         3,666       2,610
  Total Contractual Obligations   $1,211,588   $230,885     $429,633      $181,849    $369,221

(1) See Notes 2 and 8 to Consolidated Financial Statements.
(2) Commercial paper and the 6.50% Notes due 2004 are classified as long-term debt on the Consolidated Balance Sheets based on EOG's intent and ability to ultimately replace such amounts with other long-term debt. See Note 2 to the Consolidated Financial Statements.
(3) Amounts shown are based on current pipeline transportation rates and the Canadian foreign currency exchange rate at December 31, 2003. Management does not believe that any future changes in these rates before the expiration dates of these commitments will have a materially adverse effect on the financial condition or results of operations of EOG.

  Shelf Registration

     As of February 24, 2004, the amount available under various filed registration statements with the Securities and Exchange Commission for the offer and sale from time to time of EOG debt securities, preferred stock and/or common stock totaled $688 million.

  Off-Balance Sheet Arrangements

     EOG does not participate in financial transactions that generate relationships with unconsolidated entities or financial partnerships. Such entities, often referred to as variable interest entities (VIE) or special purpose entities (SPE), are generally established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. EOG was not involved in any unconsolidated VIE or SPE financial transactions during any of the reporting periods in this document and has no intention to participate in such transactions in the foreseeable future.

  Foreign Currency Exchange Rate Risk

     During 2003, EOG was exposed to foreign currency exchange rate risk inherent in its operations in foreign countries, including Canada, Trinidad and the United Kingdom. The foreign currency most significant to EOG's operations during 2003 was the Canadian Dollar. While the strengthening of the Canadian Dollar in 2003 impacted both the revenues and expenses recorded on the income statements of EOG's Canadian subsidiaries, its impacts on these items were not to the same extent. Since the Canadian natural gas prices are largely correlated to United States prices, the changes in the Canadian currency exchange rate have less of an impact on the Canadian revenues than the Canadian expenses. EOG continues to monitor the foreign currency exchange rates of countries in which it is currently conducting business and will implement measures to protect against the foreign currency exchange rate risk if needed.

  Outlook

     Natural gas prices historically have been volatile, and this volatility is expected to continue. Uncertainty continues to exist as to the direction of future North America natural gas and crude oil price trends, and there remains a rather wide divergence in the opinions held by some in the industry. This divergence in opinion is caused by various factors including current economic conditions, improvements in the technology used in drilling and completing crude oil and natural gas wells, fluctuations in the availability and utilization of natural gas storage capacity and ever-changing weather patterns. However, the increasing recognition of natural gas as a more environmentally friendly source of energy could result in increases in demand. Being primarily a natural gas producer, EOG is more significantly impacted by changes in natural gas prices than by changes in crude oil and condensate prices. Longer term natural gas prices will be determined by the natural rate of production decline in North America, the level of North American rig activity and the level of LNG imports as well as prices of competing fuels, including oil.

     Marketing companies have played an important role in the North American natural gas market. These companies aggregate natural gas supplies through purchases from producers like EOG and then resell the gas to end users, local distribution companies or other buyers. In recent years, several of the largest natural gas marketing companies have filed for bankruptcy or are having financial difficulty, and others are exiting this business. EOG does not believe that this will have a material effect on its ability to market its natural gas production. EOG continues to assess and monitor the credit worthiness of partners to whom it sells its production and where appropriate, to seek new markets.

     EOG plans to continue to focus a substantial portion of its exploration and development expenditures in its major producing areas in North America. However, in order to diversify its overall asset portfolio and as a result of its overall success realized in Trinidad, EOG anticipates expending a portion of its available funds in the further development of opportunities outside North America. In addition, EOG expects to conduct exploratory activity in other areas outside of North America, including the United Kingdom North Sea, and will continue to evaluate the potential for involvement in other exploitation type opportunities. Budgeted 2004 exploration and development expenditures, excluding acquisitions, are approximately $1.1 billion, addressing the continuing uncertainty with regard to the future of the North America natural gas and crude oil and condensate price environment. Budgeted expenditures for 2004 are structured to maintain the flexibility necessary under EOG's strategy of funding North America exploration, exploitation, development and acquisition activities primarily from available internally generated cash flow.

     The level of exploration and development expenditures may vary in 2004 and will vary in future periods depending on energy market conditions and other related economic factors. Based upon existing economic and market conditions, EOG believes net operating cash flow and available financing alternatives in 2004 will be sufficient to fund its net investing cash requirements for the year. However, EOG has significant flexibility with respect to its financing alternatives and adjustment of its exploration, exploitation, development and acquisition expenditure plans if circumstances warrant. While EOG has certain continuing commitments associated with expenditure plans related to operations in the United States, Canada, Trinidad and the United Kingdom, such commitments are not expected to be material when considered in relation to the total financial capacity of EOG.

  Environmental Regulations

     Various federal, state and local laws and regulations covering the discharge of materials into the environment, or otherwise relating to protection of the environment, may affect EOG's operations and costs as a result of their effect on natural gas and crude oil exploration, exploitation, development and production operations. In addition, EOG has acquired certain oil and gas properties from third parties whose actions with respect to the management and disposal or release of hydrocarbons or other wastes were not under EOG's control. Under environmental laws and regulations, EOG could be required to remove or remediate wastes disposed of or released by prior owners or operators. EOG also has acquired or merged with companies that own and operate oil and gas properties. Any obligations or liabilities of these companies under environmental laws would continue as liabilities of the acquired company, or of EOG in the event of a merger, even if the obligations or liabilities resulted from actions that took place before the acquisition or merger. Compliance with such laws and regulations has not had a material adverse effect on EOG's operations or financial condition. It is not anticipated, based on current laws and regulations, that EOG will be required in the near future to expend amounts that are material in relation to its total exploration and development expenditure program by reason of environmental laws and regulations. However, inasmuch as such laws and regulations are frequently changed, EOG is unable to predict the ultimate cost of compliance.

     EOG also could incur costs related to the clean up of sites to which it sent regulated substances for disposal or to which it sent equipment for cleaning, and for damages to natural resources or other claims related to releases of regulated substances at such sites. In this regard, EOG has been named as a potentially responsible party in certain proceedings initiated pursuant to the Comprehensive Environmental Response, Compensation, and Liability Act and may be named as a potentially responsible party in other similar proceedings in the future. It is not anticipated that the costs incurred by EOG in connection with the presently pending proceedings will, individually or in the aggregate, have a materially adverse effect on the financial condition or results of operations of EOG.

Summary of Critical Accounting Policies

    EOG prepares its financial statements and the accompanying notes in conformity with accounting principles generally accepted in the United States of America, which requires management to make estimates and assumptions about future events that affect the reported amounts in the financial statements and the accompanying notes. EOG identifies certain accounting policies as critical based on, among other things, their impact on the portrayal of EOG's financial condition, results of operations or liquidity, and the degree of difficulty, subjectivity and complexity in their deployment. Critical accounting policies cover accounting matters that are inherently uncertain because the future resolution of such matters is unknown. Management routinely discusses the development, selection and disclosure of each of the critical accounting policies. Following is a discussion of EOG's most critical accounting policies:

  Proved Oil and Gas Reserves

     EOG's engineers, with secondary verification from third-party experts (D&M), estimate proved oil and gas reserves, which directly impact financial accounting estimates, including depreciation, depletion and amortization. Proved reserves represent estimated quantities of natural gas, crude oil, condensate, and natural gas liquids that geological and engineering data demonstrate, with reasonable certainty, to be recoverable in future years from known reservoirs under economic and operating conditions existing at the time the estimates were made. The process of estimating quantities of proved oil and gas reserves is very complex, requiring significant subjective decisions in the evaluation of all available geological, engineering and economic data for each reservoir. The data for a given reservoir may also change substantially over time as a result of numerous factors including, but not limited to, additional development activity, evolving production history and continual reassessment of the viability of production under varying economic conditions. Consequently, material revisions (upward or downward) to existing reserve estimates may occur from time to time.

  Impairments

     Oil and gas lease acquisition costs are capitalized when incurred. Unproved properties with individually significant acquisition costs are assessed quarterly on a property-by-property basis, and any impairment in value is recognized. Unproved properties with acquisition costs that are not individually significant are aggregated, and the portion of such costs estimated to be nonproductive, based on historical experience, is amortized over the average holding period. If the unproved properties are determined to be productive, the appropriate related costs are transferred to proved oil and gas properties. Lease rentals are expensed as incurred.

     Periodically, or when circumstances indicate that an asset may be impaired, EOG compares expected undiscounted future cash flows at a producing field level to the unamortized capitalized cost of the asset. If the future undiscounted cash flows, based on EOG's estimate of future crude oil and natural gas prices, operating costs, anticipated production from proved reserves and other relevant data, are lower than the unamortized capitalized cost, the capitalized cost is reduced to fair value. Fair value is calculated by discounting the future cash flows at an appropriate risk-adjusted discount rate.

  Depreciation, Depletion and Amortization for Oil and Gas Properties

     The quantities of estimated proved oil and gas reserves are a significant component of our calculation of depletion expense and revisions in such estimates may alter the rate of future expense. Holding all other factors constant, if reserves were revised upward or downward, earnings would increase or decrease respectively.

  Stock Options

     EOG accounts for stock options under the provisions and related interpretations of Accounting Principles Board (APB) Opinion No. 25 - "Accounting for Stock Issued to Employees." No compensation expense is recognized for such options. As allowed by SFAS No. 123 - "Accounting for Stock-Based Compensation" issued in 1995, EOG has continued to apply APB Opinion No. 25 for purposes of determining net income and to present the pro forma disclosures required by SFAS No. 123.


Information Regarding Forward-Looking Statements

  This Current Report on Form 8-K includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements other than statements of historical facts, including, among others, statements regarding EOG's future financial position, business strategy, budgets, reserve information, projected levels of production, projected costs and plans and objectives of management for future operations, are forward-looking statements. EOG typically uses words such as "expect," "anticipate," "estimate," "strategy," "intend," "plan," "target" and "believe" or the negative of those terms or other variations of them or by comparable terminology to identify its forward-looking statements. In particular, statements, express or implied, concerning future operating results, the ability to replace or increase reserves or to increase production, or the ability to generate income or cash flows are forward-looking statements. Forward-looking statements are not guarantees of performance. Although EOG believes its expectations reflected in forward-looking statements are based on reasonable assumptions, no assurance can be given that these expectations will be achieved. Important factors that could cause actual results to differ materially from the expectations reflected in the forward-looking statements include, among others: the timing and extent of changes in commodity prices for crude oil, natural gas and related products, foreign currency exchange rates and interest rates; the timing and impact of liquefied natural gas imports and changes in demand or prices for ammonia or methanol; the extent and effect of any hedging activities engaged in by EOG; the extent of EOG's success in discovering, developing, marketing and producing reserves and in acquiring oil and gas properties; the accuracy of reserve estimates, which by their nature involve the exercise of professional judgment and may therefore be imprecise; political developments around the world; acts of war and terrorism and responses to these acts; and financial market conditions. In light of these risks, uncertainties and assumptions, the events anticipated by EOG's forward-looking statements might not occur. EOG undertakes no obligations to update or revise its forward-looking statements, whether as a result of new information, future events or otherwise.

         MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

     The following consolidated financial statements of EOG Resources, Inc. and its subsidiaries (EOG) were prepared by management, which is responsible for their integrity, objectivity and fair presentation. The statements have been prepared in conformity with accounting principles generally accepted in the United States and, accordingly, include some amounts that are based on the best estimates and judgments of management.

     Deloitte & Touche LLP, independent public accountants, was engaged to audit the consolidated financial statements of EOG and issue a report thereon. In the conduct of the audit, Deloitte & Touche LLP was given unrestricted access to all financial records and related data including minutes of all meetings of shareholders, the Board of Directors and committees of the Board. Their audit was made in accordance with auditing standards generally accepted in the United States of America and included a review of the system of internal controls to the extent considered necessary to determine the audit procedures required to support their opinion on the consolidated financial statements. Management believes that all representations made to Deloitte & Touche LLP during the audit were valid and appropriate.

     The system of internal controls of EOG is designed to provide reasonable assurance as to the reliability of financial statements and the protection of assets from unauthorized acquisition, use or disposition. This system includes, but is not limited to, written policies and guidelines including a published code for the conduct of business affairs, conflicts of interest and compliance with laws regarding antitrust, antiboycott and foreign corrupt practices policies, the careful selection and training of qualified personnel, and a documented organizational structure outlining the separation of responsibilities among management representatives and staff groups.

     The adequacy of financial controls of EOG and the accounting principles employed in financial reporting by EOG are under the general oversight of the Audit Committee of the Board of Directors. No member of this committee is an officer or employee of EOG. The independent public accountants and internal auditors have full, free, separate and direct access to the Audit Committee and meet with the committee from time to time to discuss accounting, auditing and financial reporting matters. It should be recognized that there are inherent limitations to the effectiveness of any system of internal control, including the possibility of human error and circumvention or override. Accordingly, even an effective system can provide only reasonable assurance with respect to the preparation of reliable financial statements and safeguarding of assets. Furthermore, the effectiveness of an internal control system can change with circumstances.

     It is management's opinion that, considering the criteria for effective internal control over financial reporting and safeguarding of assets which consists of interrelated components including the control environment, risk assessment process, control activities, information and communication systems, and monitoring, EOG maintained an effective system of internal control as to the reliability of financial statements and the protection of assets against unauthorized acquisition, use or disposition during the year ended December 31, 2003.


     MARK G. PAPA       EDMUND P. SEGNER, III      TIMOTHY K. DRIGGERS
Chairman of the Board    President and Chief    Vice President and Chief
and Chief Executive           of Staff             Accounting Officer
       Officer


Houston, Texas
February 23, 2004

              REPORTS OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Board of Directors and Stockholders of EOG Resources, Inc.
Houston, Texas

   We have audited the accompanying consolidated balance sheets of EOG Resources, Inc. (the "Company") as of December 31, 2003 and 2002, and the related consolidated statements of income, stockholders' equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. The consolidated financial statements of EOG Resources, Inc. for the year ended December 31, 2001, were audited by other auditors who have ceased operations. Those auditors expressed an unqualified opinion on those consolidated financial statements in their report dated February 21, 2002.

   We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

   As discussed in Note 14 to the consolidated financial statements, the Company adopted Statement of Financial Accounting
Standards No. 143, "Accounting for Asset Retirement Obligations," on January 1, 2003.


Deloitte & Touche LLP
February 23, 2004

      REPORTS OF INDEPENDENT PUBLIC ACCOUNTANTS (Concluded)


     EOG dismissed Arthur Andersen LLP on February 27, 2002 and subsequently engaged Deloitte & Touche LLP as its independent auditors. The predecessor auditor's report appearing below is a copy of Arthur Andersen's previously issued report dated February 21, 2002. Since EOG is unable to obtain a current manually signed audit report, a copy of Arthur Andersen's most recent signed and dated report has been included to satisfy filing requirements, as permitted under Rule 2-02(e) of Regulation S-X. The only information in the financial statements and the related footnotes included in this Current Report on Form 8-K that is referred to in the report of Arthur Andersen LLP is the information included in the accompanying Consolidated Statements of Income and Consolidated Statements of Cash Flows and the related footnotes for the year ended December 31, 2001.



To EOG Resources, Inc.:

     We have audited the accompanying consolidated balance sheets of EOG Resources, Inc. (a Delaware corporation) and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of income and comprehensive income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of EOG Resources, Inc. and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended
December 31, 2001, in conformity with accounting principles generally accepted in the United States.


                                  ARTHUR ANDERSEN LLP

Houston, Texas
February 21, 2002

                           EOG RESOURCES, INC.
       CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
                (In Thousands, Except Per Share Amounts)

                                                         Year Ended December 31,
                                                      2003         2002         2001
  NET OPERATING REVENUES
    Natural Gas                                     $1,537,352   $  915,129   $1,298,102
    Crude Oil, Condensate and Natural Gas Liquids      283,042      227,309      258,101
    Gains (Losses) on Mark-to-Market Commodity
     Derivative Contracts                              (80,414)     (48,508)      97,750
    Other, Net                                           4,695          752        1,769
      TOTAL                                          1,744,675    1,094,682    1,655,722
  OPERATING EXPENSES
    Lease and Well                                     212,601      179,429      175,446
    Exploration Costs                                   76,358       60,228       67,467
    Dry Hole Costs                                      41,156       46,749       71,360
    Impairments                                         89,133       68,430       79,156
    Depreciation, Depletion and Amortization           441,843      398,036      392,399
    General and Administrative                         100,403       88,952       79,963
    Taxes Other Than Income                             85,867       71,881       95,333
    Charges Associated with Enron Bankruptcy                 -            -       19,211
      TOTAL                                          1,047,361      913,705      980,335
  OPERATING INCOME                                     697,314      180,977      675,387
  OTHER INCOME (EXPENSE), NET                           15,273       (1,651)       1,168
  INCOME BEFORE INTEREST EXPENSE AND INCOME TAXES      712,587      179,326      676,555
  INTEREST EXPENSE
    Incurred                                            67,252       68,641       53,756
    Capitalized                                        (8,541)      (8,987)      (8,646)
      Net Interest Expense                              58,711       59,654       45,110
  INCOME BEFORE INCOME TAXES                           653,876      119,672      631,445
  INCOME TAX PROVISION                                 216,600       32,499      232,829
  NET INCOME BEFORE CUMULATIVE EFFECT OF CHANGE
   IN ACCOUNTING PRINCIPLE                             437,276       87,173      398,616
  CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING
   PRINCIPLE, NET OF INCOME TAX                         (7,131)           -            -
  NET INCOME                                           430,145       87,173      398,616
  PREFERRED STOCK DIVIDENDS                             11,032       11,032       10,994
  NET INCOME AVAILABLE TO COMMON                    $  419,113   $   76,141   $  387,622

  NET INCOME PER SHARE AVAILABLE TO COMMON
    Basic
      Net Income Available to Common Before
       Cumulative Effect of Change in Accounting
       Principle                                    $     3.72   $     0.66   $     3.35
      Cumulative Effect of Change in Accounting
       Principle, Net of Income Tax                      (0.06)           -            -
      Net Income Available to Common                $     3.66   $     0.66   $     3.35
    Diluted
      Net Income Available to Common Before
       Cumulative Effect of Change in Accounting
       Principle                                    $     3.66   $     0.65   $     3.30
      Cumulative Effect of Change in Accounting
       Principle, Net of Income Tax                      (0.06)           -            -
      Net Income Available to Common                $     3.60   $     0.65   $     3.30
  AVERAGE NUMBER OF COMMON SHARES
      Basic                                            114,597      115,335      115,765
      Diluted                                          116,519      117,245      117,488

  COMPREHENSIVE INCOME
  NET INCOME                                        $  430,145   $   87,173   $  398,616
  OTHER COMPREHENSIVE INCOME (LOSS)
      Foreign Currency Translation Adjustment          123,811        4,315      (22,044)
      Available-for-Sale Security Transactions               -          926       (1,318)
  COMPREHENSIVE INCOME                              $  553,956   $   92,414   $  375,254

The accompanying notes are an integral part of these consolidated financial statements.

                           EOG RESOURCES, INC.
                       CONSOLIDATED BALANCE SHEETS
                    (In Thousands, Except Share Data)


                                                             At December 31,
                                                           2003          2002
                               ASSETS
  CURRENT ASSETS
   Cash and Cash Equivalents                           $     4,443   $     9,848
   Accounts Receivable, net                                295,118       259,308
   Inventories                                              21,922        18,928
   Income Taxes Receivable                                   7,976        67,090
   Deferred Income Taxes                                    31,548        12,925
   Other                                                    35,007        26,255
    TOTAL                                                  396,014       394,354
  OIL AND GAS PROPERTIES (SUCCESSFUL EFFORTS METHOD)     8,189,062     6,750,095
   Less:  Accumulated Depreciation, Depletion
    and Amortization                                    (3,940,145)   (3,428,547)
     Net Oil and Gas Properties                          4,248,917     3,321,548
  OTHER ASSETS                                             104,084        97,666
  TOTAL ASSETS                                         $ 4,749,015   $ 3,813,568


                  LIABILITIES AND SHAREHOLDERS' EQUITY
  CURRENT LIABILITIES
   Accounts Payable                                    $   282,379   $   201,931
   Accrued Taxes Payable                                    33,276        22,732
   Dividends Payable                                         6,175         5,007
   Liabilities from Price Risk Management Activities        37,779         5,939
   Deferred Income Taxes                                    73,611        39,634
   Other                                                    43,299        40,304
    TOTAL                                                  476,519       315,547

  LONG-TERM DEBT                                         1,108,872     1,145,132
  OTHER LIABILITIES                                        171,115        59,180
  DEFERRED INCOME TAXES                                    769,128       621,314

  SHAREHOLDERS' EQUITY
  Preferred Stock, $.01 Par, 10,000,000 Shares
   Authorized:
    Series B, 100,000 Shares Issued, Cumulative,
     $100,000,000 Liquidation Preference                    98,589        98,352
    Series D, 500 Shares Issued, Cumulative,
     $50,000,000 Liquidation Preference                     49,827        49,647
  Common Stock, $.01 Par, 320,000,000 Shares
   Authorized and 124,730,000 Shares Issued                201,247       201,247
  Additional Paid in Capital                                 1,625             -
  Unearned Compensation                                    (23,473)      (15,033)
  Accumulated Other Comprehensive Income (Loss)             73,934       (49,877)
  Retained Earnings                                      2,121,214     1,723,948
  Common Stock Held in Treasury, 8,819,600
   shares at December 31, 2003 and 10,009,740
   shares at December 31, 2002                            (299,582)     (335,889)
    TOTAL SHAREHOLDERS' EQUITY                           2,223,381     1,672,395

  TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY           $ 4,749,015   $ 3,813,568


The accompanying notes are an integral part of these consolidated financial statements.



                               EOG RESOURCES, INC.
                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                    (In Thousands, Except Per Share Amounts)

                                                                                Accumulated                Common
                                                      Additional                   Other                    Stock        Total
                                   Preferred  Common    Paid In    Unearned    Comprehensive   Retained    Held In   Shareholders'
                                     Stock     Stock    Capital  Compensation  Income (Loss)   Earnings    Treasury      Equity

 Balance at December 31, 2000      $147,164  $201,247  $  4,221   $ (3,756)      $(31,756)    $1,301,067  $(237,262)  $1,380,925
   Net Income                            --        --        --         --             --        398,616         --      398,616
   Amortization of Preferred
    Stock Discount                      418        --        --         --             --           (418)        --           --
   Preferred Stock Dividends
    Paid/Declared                        --        --        --         --             --        (10,576)        --      (10,576)
   Common Stock Dividends
    Declared, $.16 Per Share             --        --        --         --             --        (18,523)        --      (18,523)
   Translation Adjustment                --        --        --         --        (22,044)            --         --      (22,044)
   Unrealized Loss on Available-
    for-Sale Security                    --        --        --         --         (1,318)            --         --       (1,318)
   Treasury Stock Purchased              --        --        --         --             --             --   (126,769)    (126,769)
   Treasury Stock Issued Under
    Stock Option Plans                   --        --   (19,097)        --             --         (1,458)    50,403       29,848
   Treasury Stock Issued Under
    Employee Stock Purchase Plan         --        --      (104)        --             --             --      1,061          957
   Tax Benefits from Stock
    Options Exercised                    --        --     7,332         --             --             --         --        7,332
   Restricted Stock and Units            --        --     6,583    (14,467)            --             --      7,884           --
   Amortization of Unearned
    Compensation                         --        --        --      3,270             --             --         --        3,270
   Equity Derivative Transactions        --        --     1,201         --             --             --         --        1,201
   Other                                 --        --      (136)        --             --             --        (97)        (233)
 Balance at December 31, 2001       147,582   201,247        --    (14,953)       (55,118)     1,668,708   (304,780)   1,642,686
   Net Income                            --        --        --         --             --         87,173         --       87,173
   Amortization of Preferred
    Stock Discount                      417        --        --         --             --           (417)        --           --
   Preferred Stock Dividends
    Paid/Declared                        --        --        --         --             --        (10,615)        --      (10,615)
   Common Stock Dividends
    Declared, $.16 Per Share             --        --        --         --             --        (18,499)        --      (18,499)
   Translation Adjustment                --        --        --         --          4,315             --         --        4,315
   Available-for-Sale Security
    Transactions                         --        --        --         --            926             --         --          926
   Treasury Stock Purchased              --        --        --         --             --             --    (63,038)     (63,038)
   Treasury Stock Issued Under
    Stock Option Plans                   --        --    (9,457)        --             --         (2,402)    28,565       16,706
   Treasury Stock Issued Under
    Employee Stock Purchase Plan         --        --       (39)        --             --             --      2,301        2,262
   Tax Benefits from Stock
    Options Exercised                    --        --     5,167         --             --             --         --        5,167
   Restricted Stock and Units            --        --     4,329     (4,951)            --             --        622           --
   Amortization of Unearned
    Compensation                         --        --        --      4,871             --             --         --        4,871
   Other                                 --        --        --         --             --             --        441          441
 Balance at December 31, 2002       147,999   201,247        --    (15,033)       (49,877)     1,723,948   (335,889)   1,672,395
   Net Income                            --        --        --         --             --        430,145         --      430,145
   Amortization of Preferred
    Stock Discount                      417        --        --         --             --           (417)        --           --
   Preferred Stock Dividends
    Paid/Declared                        --        --        --         --             --        (10,615)        --      (10,615)
   Common Stock Dividends
    Declared, $.20 Per Share             --        --        --         --             --        (21,847)        --      (21,847)
   Translation Adjustment                --        --        --         --        123,811             --         --      123,811
   Treasury Stock Purchased              --        --        --         --             --             --    (21,295)     (21,295)
   Treasury Stock Issued Under
    Stock Option Plans                   --        --   (16,522)        --             --             --     46,379       29,857
   Treasury Stock Issued Under
    Employee Stock Purchase Plan         --        --        84         --             --             --      2,515        2,599
   Tax Benefits from Stock
    Options Exercised                    --        --    11,926         --             --             --         --       11,926
   Restricted Stock and Units            --        --     6,084    (14,467)            --             --      8,383           --
   Amortization of Unearned
    Compensation                         --        --        --      6,027             --             --         --        6,027
   Other                                 --        --        53         --             --             --        325          378
 Balance at December 31, 2003      $148,416  $201,247  $  1,625   $(23,473)      $ 73,934     $2,121,214  $(299,582)  $2,223,381


 The accompanying notes are an integral part of these consolidated financial statements.


                            EOG RESOURCES, INC.
                   CONSOLIDATED STATEMENTS OF CASH FLOWS
                              (In Thousands)

                                                           Year Ended December 31,
                                                       2003        2002          2001
CASH FLOWS FROM OPERATING ACTIVITIES
Reconciliation of Net Income to Net
 Operating Cash Inflows:
  Net Income                                      $   430,145   $  87,173   $   398,616
  Items Not Requiring Cash
    Depreciation, Depletion and Amortization          441,843     398,036       392,399
    Impairments                                        89,133      68,430        79,156
    Deferred Income Taxes                             191,726      82,179       164,945
    Charges Associated with Enron Bankruptcy                -           -        19,211
    Cumulative Effect of Change in Accounting
     Principle, Net of Income Tax                       7,131           -             -
    Other, Net                                          1,033      17,333        10,423
  Exploration Costs                                    76,358      60,228        67,467
  Dry Hole Costs                                       41,156      46,749        71,360
  Mark-to-Market Commodity Derivative Contracts
    Total (Gains) Losses                               80,414      48,508       (97,750)
    Realized Gains (Losses)                           (44,870)    (21,136)       66,731
    Collar Premium                                     (3,003)     (1,825)       (4,621)
  Tax Benefits from Stock Options Exercised            11,926       5,168         7,332
  Other, Net                                            2,141      (1,978)       (2,292)
  Changes in Components of Working Capital
   and Other Liabilities
    Accounts Receivable                               (36,156)    (61,580)      146,235
    Inventories                                        (2,994)        (57)       (2,248)
    Accounts Payable                                   79,748     (19,012)      (26,949)
    Accrued Taxes Payable                               8,285     (84,666)      (38,619)
    Other Liabilities                                  (3,387)      7,816        (3,422)
    Other, Net                                        (14,400)     (5,578)      (16,442)
  Changes in Components of Working Capital
   Associated with Investing and Financing
   Activities                                         (35,928)     42,782       (34,105)
NET OPERATING CASH INFLOWS                          1,320,301     668,570     1,197,427

INVESTING CASH FLOWS
 Additions to Oil and Gas Properties               (1,204,383)   (714,127)     (974,016)
 Exploration Costs                                    (76,358)    (60,228)      (67,467)
 Dry Hole Costs                                       (41,156)    (46,749)      (71,360)
 Proceeds from Sales of Assets                         13,480       8,089         8,032
 Changes in Components of Working Capital
  Associated with Investing Activities                 37,475     (43,246)       32,405
 Other, Net                                             2,432     (16,277)      (15,649)
NET INVESTING CASH OUTFLOWS                        (1,268,510)   (872,538)   (1,088,055)

FINANCING CASH FLOWS
 Long-Term Debt Borrowings (Repayments)               (36,260)    289,163        (4,155)
 Dividends Paid                                       (31,294)    (29,152)      (28,580)
 Treasury Stock Purchased                             (21,295)    (63,038)     (126,769)
 Proceeds from Stock Options Exercised                 35,138      17,339        30,805
 Other, Net                                            (3,485)     (3,008)        1,687
NET FINANCING CASH INFLOWS (OUTFLOWS)                 (57,196)    211,304      (127,012)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS       (5,405)      7,336       (17,640)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR          9,848       2,512        20,152
CASH AND CASH EQUIVALENTS AT END OF YEAR           $    4,443   $   9,848   $     2,512


The accompanying notes are an integral part of these consolidated financial statements.

                       EOG RESOURCES, INC.

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1.  Summary of Significant Accounting Policies

     Principles of Consolidation. The consolidated financial statements of EOG Resources, Inc. (EOG) include the accounts of all domestic and foreign subsidiaries. Investments in unconsolidated affiliates, in which EOG is able to exercise significant influence, are accounted for using the equity method. All material intercompany accounts and transactions have been eliminated.

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

     Certain reclassifications have been made to prior period financial statements to conform with the current presentation.

     Financial Instruments. EOG's financial instruments consist of cash and cash equivalents, marketable securities, commodity derivative contracts, accounts receivable, accounts payable and long-term debt. The carrying values of cash and cash equivalents, marketable securities, commodity derivative contracts, accounts receivable and accounts payable approximate fair value (see Note 2 for fair value of long-term debt).

     Cash and Cash Equivalents. EOG records as cash equivalents all highly liquid short-term investments with original maturities of three months or less.

     Oil and Gas Operations. EOG accounts for its natural gas and crude oil exploration and production activities under the successful efforts method of accounting.

     Oil and gas lease acquisition costs are capitalized when incurred. Unproved properties with individually significant acquisition costs are assessed quarterly on a property-by-property basis, and any impairment in value is recognized. Unproved properties with acquisition costs that are not individually significant are aggregated, and the portion of such costs estimated to be nonproductive, based on historical experience, is amortized over the average holding period. If the unproved properties are determined to be productive, the appropriate related costs are transferred to proved oil and gas properties. Lease rentals are expensed as incurred.

     Oil and gas exploration costs, other than the costs of drilling exploratory wells, are charged to expense as incurred. The costs of drilling exploratory wells are capitalized pending determination of whether they have discovered proved commercial reserves. If proved commercial reserves are not discovered, such drilling costs are expensed. Costs to develop proved reserves, including the costs of all development wells and related equipment used in the production of natural gas and crude oil, are capitalized.

     Depreciation, depletion and amortization of the cost of proved oil and gas properties is calculated using the unit-of-production method. Estimated future dismantlement, restoration and abandonment costs, net of salvage values, are taken into account. Certain other assets are depreciated on a straight-line basis.

     EOG accounts for impairments under the provisions of Statement of Financial Accounting Standards (SFAS) No. 144 - "Accounting for the Impairment or Disposal of Long-Lived Assets." Periodically, or when circumstances indicate that an asset may be impaired, EOG compares expected undiscounted future cash flows at a producing field level to the unamortized capitalized cost of the asset. If the future undiscounted cash flows, based on EOG's estimate of future crude oil and natural gas prices, operating costs, anticipated production from proved reserves and other relevant data, are lower than the unamortized capitalized cost, the capitalized cost is reduced to fair value. Fair value is calculated by discounting the future cash flows at an appropriate risk-adjusted discount rate.

     Inventories, consisting primarily of tubular goods and well equipment held for use in the exploration for, and development and production of natural gas and crude oil reserves, are carried at cost with adjustments made from time to time to recognize any reductions in value.

     Natural gas and liquids revenues are recorded when production is delivered. Revenues are recorded on the entitlement method based on EOG's percentage ownership of current production. Each working interest owner in a well generally has the right to a specific percentage of production, although actual production sold on that owner's behalf may differ from that owner's ownership percentage. Under entitlement accounting, a receivable is recorded when underproduction occurs and a payable is recorded when overproduction occurs.

     Capitalized Interest Costs. Interest capitalization is required for those properties if its effect, compared with the effect of expensing interest, is material. Accordingly, certain interest costs have been capitalized as a part of the historical cost of unproved oil and gas properties. The amount capitalized is an allocation of the interest cost incurred during the reporting period. The interest rate used for capitalization purposes is based on the interest rates on EOG's outstanding borrowings.

     Accounting for Price Risk Management Activities. EOG accounts for its price risk management activities under the provisions of SFAS No. 133 - "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS Nos. 137, 138 and 149. The statement establishes accounting and reporting standards requiring that every derivative instrument be recorded in the balance sheet as either an asset or liability measured at its fair value. The statement requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. During 2001, 2002 and 2003, EOG elected not to designate any of its price risk management activities as accounting hedges under SFAS No. 133, and accordingly, accounted for them using the mark-to-market accounting method. Under this accounting method, the changes in the market value of outstanding financial instruments are recognized as gains or losses in the period of change. The gains or losses are recorded in Gains (Losses) on Mark-to-Market Commodity Derivative Contracts. The related cash flow impact is reflected as cash flows from operating activities (see Note 12).

     Income Taxes. EOG accounts for income taxes under the provisions of SFAS No. 109 - "Accounting for Income Taxes." SFAS No. 109 requires the asset and liability approach for accounting for income taxes. Under this approach, deferred tax assets and liabilities are recognized based on anticipated future tax consequences attributable to differences between financial statement carrying amounts of assets and liabilities and their respective tax bases (see Note 6).

     Foreign Currency Translation. For subsidiaries whose functional currency is deemed to be other than the United States dollar, asset and liability accounts are translated at year-end exchange rates and revenue and expenses are translated at average exchange rates prevailing during the year. Translation adjustments are included in Accumulated Other Comprehensive Income (Loss). Any gains or losses on transactions or monetary assets or liabilities in currencies other than the functional currency are included in net income in the current period.

     Net Income Per Share. In accordance with the provisions of SFAS No. 128 - "Earnings per Share," basic net income per share is computed on the basis of the weighted-average number of common shares outstanding during the periods. Diluted net income per share is computed based upon the weighted-average number of common shares plus the assumed issuance of common shares for all potentially dilutive securities (see Note 9 for additional information to reconcile the difference between the Average Number of Common Shares outstanding for basic and diluted net income per share).

     Stock Options. EOG accounts for stock options under the provisions and related interpretations of Accounting Principles Board (APB) Opinion No. 25 - "Accounting for Stock Issued to Employees." No compensation expense is recognized for such options. As allowed by SFAS No. 123 - "Accounting for Stock-Based Compensation" issued in 1995, EOG has continued to apply APB Opinion No. 25 for purposes of determining net income and to present the pro forma disclosures required by SFAS No. 123 (see
Note 7).

     New Accounting Pronouncements. In June 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 143 - "Accounting for Asset Retirement Obligations" effective for fiscal years beginning after June 15, 2002. SFAS No. 143 essentially requires entities to record the fair value of a liability for legal obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. EOG adopted the statement on January 1, 2003. The impact of adopting the statement results in an after-tax charge of $7.1 million, which was reported in the first quarter of 2003 as cumulative effect of change in accounting principle.

     In November 2002, the FASB released its Interpretation No. 45 - "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" (FIN 45). FIN 45 requires a company, when serving as a guarantor, to disclose its obligations and/or recognize the liability associated with the guarantee. The initial recognition and measurement provisions of this Interpretation are applicable to guarantees issued or modified after December 31, 2002 on a prospective basis. Disclosure is effective for financial statements of interim or annual periods ending after December 15, 2002. EOG has identified one instance where it acts as a co-guarantor in a loan agreement between a bank and a school in Trinidad. The maximum exposure for EOG is US $1 million. EOG deems the amount immaterial. The guarantee does not require measurement and recognition under FIN 45.

     In December 2002, the FASB issued SFAS No. 148 - "Accounting for Stock-Based Compensation - Transition and Disclosure - an amendment of FASB Statement No. 123." This statement provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation, along with the requirement of disclosure in both annual and interim financial statements about the method used and effect on reported results (see Note 7). Subsequently, at the April 22, 2003 FASB meeting, the FASB decided to require all companies to expense the value of employee stock options. Companies will be required to measure the cost according to the fair value of the options under a method yet to be determined.
On October 1, 2003, the FASB set a goal of completing its deliberations and issuing a final statement in the second half of 2004. EOG continues to monitor the developments in this area as details of the implementation of the decision emerge.

     In January 2003, the FASB released its Interpretation No. 46 - "Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin no. 51" (FIN 46). FIN 46 requires a company to consolidate a variable interest entity
(VIE) if the company has a variable interest (or combination of variable interests) that will absorb a majority of the entity's expected losses if they occur, receive a majority of the entity's expected residual returns if they occur, or both. Since EOG does not own any interest in a VIE, the release of FIN 46 does not have any effect on its financial position or results of operations.

     During the third quarter of 2003, the Securities and Exchange Commission (SEC) has made comments to other registrants that oil and gas mineral rights acquired should be classified as an intangible asset pursuant to SFAS No. 141 - "Business Combinations," and SFAS No. 142 - "Goodwill and Other Intangible Assets." However, the SEC is not requiring all oil and gas producing companies to apply this classification or the disclosure requirements of intangible assets. Currently, EOG classifies the cost of oil and gas mineral rights as oil and gas properties and believes that this is consistent with oil and gas accounting and industry practice. The FASB has been asked to address this issue. If the FASB determines that the reclassification is required, EOG would reclassify these costs from oil and gas properties to intangible assets on the balance sheet. There would be no effect on the statement of income or cash flows.

     In December 2003, the FASB issued a revision to SFAS No. 132 - "Employers' Disclosures about Pensions and Other Postretirement Benefits." The revised SFAS No. 132 retains the disclosures required by the original SFAS No. 132 and requires additional disclosures on the types of plan assets, investment strategy, measurement dates, plan obligations, cash flows and components of net periodic benefit cost recognized during interim periods.
This revision to SFAS No. 132 does not have any effect on EOG's financial position or results of operations. EOG has modified its existing disclosure on benefit plans to incorporate this revision (see Note 7).

     In January 2004, the FASB released its FASB Staff Position No. 106-1 - "Accounting and Disclosure Requirements related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003" (FSP 106-1), which allows a company to make a one-time election to defer accounting for the effects of the Medicare Prescription Drug Improvement Act of 2003 (Act). While EOG is aware of the Act, any measures of the Accounting for Postretirement Benefits Other than Pensions or net periodic postretirement benefit cost in the financial statements and accompanying Footnote 7 below, do not reflect the effects of the Act on the plan. Specific authoritative guidance on the accounting for the federal subsidy is pending and that guidance, when issued, could require the company to change previously reported information.

2.  Long-Term Debt

     Long-Term Debt at December 31 consisted of the following (in thousands):

                                                   2003         2002

Commercial Paper                               $   98,050   $  120,000
Uncommitted Credit Facilities                          --       14,310
Senior Unsecured Term Loan Facility due 2005      150,000      150,000
6.50% Notes due 2004                              100,000      100,000
6.70% Notes due 2006                              126,870      126,870
6.50% Notes due 2007                              100,000      100,000
6.00% Notes due 2008                              173,952      173,952
6.65% Notes due 2028                              140,000      140,000
7.00% Subsidiary Debt due 2011                    220,000      220,000
     Total                                     $1,108,872   $1,145,132


     During 2003 and 2002, EOG utilized commercial paper and short-term funding from uncommitted credit facilities, bearing market interest rates, for various corporate financing purposes. Commercial paper and uncommitted credit borrowings are classified as long-term debt based on EOG's intent and ability to ultimately replace such amounts with other long-term debt.

     On July 23, 2003, EOG entered into a new three-year Revolving Credit Agreement (Agreement) with domestic and foreign lenders which provides for $600 million in long-term committed credit, and concurrently cancelled the existing $300 million 364-day credit facility and $300 million five-year credit facility scheduled to expire in July 2003 and July 2004, respectively. Advances under the Agreement bear interest based upon a base rate or a Eurodollar rate at the option of EOG. The Agreement also provides for the allocation, at the option of EOG, of up to $75 million of the $600 million to its Canadian subsidiary. Advances to the Canadian subsidiary, should they occur, would be guaranteed by EOG and would bear interest at the option of the Canadian subsidiary based upon a Canadian prime rate or a Canadian banker's acceptance rate. EOG also has the option to issue up to $100 million in letters of credit as part of this Agreement. No amounts were borrowed under this Agreement at December 31, 2003.

     EOG maintains a three-year Senior Unsecured Term Loan Facility (Facility) with a group of banks whereby the banks lent EOG $150 million with a maturity date of October 30, 2005. This Facility calls for interest to be charged at a spread over LIBOR (London InterBank Offering Rate) or the base rate at EOG's option, and contains substantially the same covenants as those in EOG's $600 million Long-Term Revolving Credit Agreement. The applicable interest rate for this Facility was 1.88% at December 31, 2003.

     The 6.00% to 6.70% Notes due 2004 to 2028 were issued through public offerings and have effective interest rates of 6.14% to 6.83%. The Subsidiary Debt due 2011 bears interest at a fixed rate of 7.00% and is guaranteed by EOG. The weighted average interest rate for the commercial paper was 1.28% for 2003.

     At December 31, 2003, the aggregate annual maturities of long-term debt were $100 million for 2004, $150 million for 2005, $127 million in 2006, $100 million for 2007 and $174 million for 2008. The 6.50% Notes due 2004 are classified as long-term debt based on EOG's intent and ability to ultimately refinance such amounts with other long-term debt.

     Both EOG's credit Agreement and Facility contain certain restrictive covenants, including a maximum debt-to-total capitalization ratio of 65% and a minimum ratio of EBITDAX (earnings before interest, taxes, DD&A, and exploration expense) to interest expense of at least three times. Other than these covenants, EOG does not have any other financial covenants in its financing agreements. EOG continues to comply with these two covenants and does not view them as materially restrictive.

     Shelf Registration. As of February 24, 2004, the amount available under various filed registration statements with the SEC for the offer and sale from time to time of EOG debt securities, preferred stock and/or common stock totaled $688 million.

     Fair Value Of Long-Term Debt. At December 31, 2003 and 2002, EOG had $1,109 million and $1,145 million, respectively, of long-term debt, which had fair values of approximately
$1,175 million and $1,225 million, respectively. The fair value of long-term debt is the value EOG would have to pay to retire the debt, including any premium or discount to the debt-holder for the differential between the stated interest rate and the year-end market rate. The fair value of long-term debt is based upon quoted market prices and, where such quotes were not available, upon interest rates available to EOG at yearend.

3.  Shareholders' Equity

     EOG purchases its common stock from time to time in the open market to be held in treasury for the purpose of, but not limited to, fulfilling any obligations arising under EOG's stock plans and any other approved transactions or activities for which such common stock shall be required. In September 2001, the Board of Directors authorized the purchase of an aggregate maximum of 10 million shares of common stock of EOG which superseded all previous authorizations. At December 31, 2003, 6,386,200 shares remain available for repurchases under this authorization.

     During the second quarter of 2001, EOG sold put options for $1.2 million obligating EOG to purchase up to 0.6 million shares of its common stock at an average price of $33.42 per share. These options expired unexercised in December 2001. EOG had one million put options which it had written which were outstanding at December 31, 2000. The strike price of these options was $18.00 per share, and they expired unexercised in April 2001.

     The following summarizes shares of common stock outstanding
(in thousands):

                                           Common Shares
                                      2003      2002      2001

Outstanding at January 1            114,720   115,452   116,904
Repurchased                            (531)   (1,700)   (3,281)
Issued Pursuant to Stock Options
 and Stock Plans                      1,721       968     1,829
   Outstanding at December 31       115,910   114,720   115,452


     On February 14, 2000, EOG's Board of Directors declared a dividend of one preferred share purchase right (a "Right," and the agreement governing the terms of such Rights, the "Rights Agreement") for each outstanding share of common stock, par value $.01 per share. The Board of Directors has adopted this Rights Agreement to protect stockholders from coercive or otherwise unfair takeover tactics. The dividend was distributed to the stockholders of record on February 24, 2000. Each Right, expiring February 24, 2010, represents a right to buy from EOG one hundredth (1/100) of a share of Series E Junior Participating Preferred Stock (Preferred Share) for $90, once the Rights become exercisable. This portion of a Preferred Share will give the stockholder approximately the same dividend, voting, and liquidation rights as would one share of common stock. Prior to exercise, the Right does not give its holder any dividend, voting, or liquidation rights. If issued, each one hundredth (1/100) of a Preferred Share (i) will not be redeemable;
(ii) will entitle holders to quarterly dividend payments of $.01 per share, or an amount equal to the dividend paid on one share of common stock, whichever is greater; (iii) will entitle holders upon liquidation either to receive $1 per share or an amount equal to the payment made on one share of common stock, whichever is greater; (iv) will have the same voting power as one share of common stock; and (v) if shares of EOG's common stock are exchanged via merger, consolidation, or a similar transaction, will entitle holders to a per share payment equal to the payment made on one share of common stock.

     The Rights will not be exercisable until ten days after the public announcement that a person or group has become an acquiring person (Acquiring Person) by obtaining beneficial ownership of 10% or more of EOG's common stock, or if earlier, ten business days (or a later date determined by EOG's Board of Directors before any person or group becomes an Acquiring Person) after a person or group begins a tender or exchange offer which, if consummated, would result in that person or group becoming an Acquiring Person. On December 10, 2002, the Rights Agreement was amended to create an exception to the definition of Acquiring Person to permit a qualified institutional investor to beneficially own 10% or more but less than 15% of EOG's common stock without being deemed an Acquiring Person if the institutional investor meets the following requirements: (i) the institutional investor is described in Rule 13d-1(b)(1) promulgated under the Securities Exchange Act of 1934 and is eligible to report (and does in fact report) beneficial ownership of common stock on Schedule 13G; (ii) the institutional investor is not required to file a Schedule 13D (or any successor or comparable report) with respect to its beneficial ownership of EOG's common stock; and (iii) the institutional investor does not beneficially own 15% or more of EOG's common stock then outstanding.

     If a person or group becomes an Acquiring Person, all holders of Rights, except the Acquiring Person, may for $90, purchase shares of EOG's common stock with a market value of $180, based on the market price of the common stock prior to such acquisition. If EOG is later acquired in a merger or similar transaction after the Rights become exercisable, all holders of Rights except the Acquiring Person may, for $90, purchase shares of the acquiring corporation with a market value of $180 based on the market price of the acquiring corporation's stock, prior to such merger.

     EOG's Board of Directors may redeem the Rights for $.01 per Right at any time before any person or group becomes an Acquiring Person. If the Board of Directors redeems any Rights, it must redeem all of the Rights. Once the Rights are redeemed, the only right of the holders of Rights will be to receive the redemption price of $.01 per Right. The redemption price will be adjusted if EOG has a stock split or stock dividends of EOG's common stock. After a person or group becomes an Acquiring Person, but before an Acquiring Person owns 50% or more of EOG's outstanding common stock, the Board of Directors may exchange the Rights for common stock or equivalent security at an exchange ratio of one share of common stock or an equivalent security for each such Right, other than Rights held by the Acquiring Person.

4.  Enron Corp. Bankruptcy

     In December 2001, Enron Corp. and certain of its affiliates, including Enron North America Corp., filed voluntary petitions for reorganization under Chapter 11 of the United States Bankruptcy Code. EOG recorded $19 million in charges associated with the Enron bankruptcies in the fourth quarter of 2001 related to certain contracts with Enron affiliates, including 2001 and 2002 natural gas and crude oil derivative contracts. Based on EOG's review of all matters related to Enron Corp. and its affiliates, EOG believes that Enron Corp.'s Chapter 11 proceedings will not have a material adverse effect on EOG's financial position.

5.  Other Income (Expense), Net

     Other Income (Expense), Net for 2003 included foreign currency transaction gains of $9 million as a result of applying the changes in the Canadian exchange rate to certain intercompany short-term loans that eliminate in consolidation.

6.  Income Taxes

     The principal components of EOG's net deferred income tax liability at December 31, 2003 and 2002 were as follows (in thousands):

                                                             2003       2002
Current Deferred Income Tax Assets
  Commodity Hedging Contracts                             $  9,739   $ (1,688)
  Deferred Compensation Plans                                4,994      3,801
  Net Operating Loss                                         5,225         --
  Other                                                     11,590     10,812
     Total Current Deferred Income Tax Assets               31,548     12,925

Current Deferred Income Tax Liabilities
  Timing Differences Associated With Different
   Yearends In Foreign Jurisdictions                        73,611     39,634

     Total Net Current Deferred Income Tax Liability      $ 42,063   $ 26,709

Noncurrent Deferred Income Tax Assets
 (included in Other Assets)
     Foreign Net Operating Loss Carryforward              $  3,688   $     --

Noncurrent Deferred Income Tax Assets
  Non-Producing Leasehold Costs                           $ 36,154   $ 29,574
  Seismic Costs Capitalized for Tax                         21,365     18,657
  Alternative Minimum Tax Credit Carryforward                3,869     20,200
  Other                                                     20,124     12,589
     Total Noncurrent Deferred Income Tax Assets            81,512     81,020

Noncurrent Deferred Income Tax Liabilities
  Oil and Gas Exploration and Development Costs
   Deducted for Tax Over Book Depreciation,
   Depletion and Amortization                              837,189    691,555
  Capitalized Interest                                      13,451     10,779
     Total Noncurrent Deferred Income Tax Liabilities      850,640    702,334
     Total Net Noncurrent Deferred Income Tax Liability   $769,128   $621,314

Total Net Deferred Income Tax Liability                   $807,503   $648,023


     The components of income before income taxes were as follows
(in thousands):

                                      2003       2002       2001

United States                       $442,109   $ 37,354   $488,741
Foreign                              211,767     82,318    142,704
   Total                            $653,876   $119,672   $631,445


     Total income tax provision was as follows (in thousands):

                                       2003       2002        2001
Current:
  Federal                           $  3,844   $(61,013)   $ 36,737
  State                                  880     (5,130)      5,475
  Foreign                             20,150     16,463      25,672
   Total                              24,874    (49,680)     67,884
Deferred:
  Federal                            151,389     57,232     131,127
  State                                4,052       (358)     10,411
  Foreign                             36,285     25,305      23,407
   Total                             191,726     82,179     164,945
Income Tax Provision                $216,600   $ 32,499    $232,829


     The differences between taxes computed at the U.S. federal statutory tax rate and EOG's effective rate were as follows:

                                              2003     2002     2001

Statutory Federal Income Tax Rate            35.00%   35.00%   35.00%
State Income Tax, Net of Federal Benefit      0.73     0.22     1.64
Income Tax Provision Related to Foreign
 Operations                                  (0.05)   (3.54)    0.36
Change in Canadian Federal Tax Rate          (2.16)      --       --
Tight Gas Sands Federal Income Tax Credits      --    (3.57)   (0.83)
Other                                        (0.40)   (0.95)    0.70
   Effective Income Tax Rate                 33.12%   27.16%   36.87%


     EOG's foreign subsidiaries' undistributed earnings of approximately $722 million at December 31, 2003 are considered to be indefinitely invested outside the U.S. and, accordingly, no U.S. federal or state income taxes have been provided thereon. Upon distribution of those earnings in the form of dividends, EOG may be subject to both foreign withholding taxes and U.S. income taxes, net of allowable foreign tax credits. Determination of any potential amount of unrecognized deferred income tax liabilities is not practicable.

     EOG incurred a tax net operating loss of $191 million in 2002. During 2003, EOG utilized $176 million of the 2002 net operating loss. The remaining net operating loss of $15 million will not expire until 2022. EOG expects the entire remaining net operating loss to be utilized in 2004.

     A foreign net operating loss of $9 million was incurred during 2003. These losses will be carried forward indefinitely until they are utilized.

     EOG has an alternative minimum tax (AMT) credit carryforward of $4 million which can be used to offset regular income taxes payable in future years. The AMT credit carryforward has an indefinite carryforward period.

7.  Employee Benefit Plans

Pension Plans

     EOG has defined contribution pension and savings plans in place for most of its employees in the United States. EOG's contributions to these plans are based on various percentages of compensation, and in some instances, are based upon the amount of the employees' contributions to the plan. For 2003, 2002 and 2001, the contributions to these plans amounted to approximately $8.2 million, $8.0 million and $6.5 million, respectively.

     In addition, EOG's Canadian subsidiary maintains a non-contributory defined contribution pension plan and a matched savings plan and EOG's Trinidadian subsidiary maintains a contributory defined benefit pension plan and a matched savings plan. These plans are available to most employees of the Canadian and Trinidadian subsidiaries and activity related to these plans was less than $1 million combined for 2003, which is deemed immaterial relative to EOG's operations.

Postretirement Plan

     During 2000, EOG adopted postretirement medical and dental benefits for eligible employees and their eligible dependents. Benefits are provided under the provisions of a contributory defined dollar benefit plan. EOG accrues these postretirement benefit costs over the service lives of the employees expected to be eligible to receive such benefits. The following table summarizes EOG's postretirement benefit plan (in thousands):

                                                        As of December 31,
                                                     2003      2002      2001
Change in Benefit Obligation
Benefit Obligation at Beginning of Year            $ 1,875   $ 2,021   $ 1,526
Service Cost                                           175       139       192
Interest Cost                                          131       115       134
Plan Participants' Contributions                        64        58        34
Amendments                                             773        --        --
Benefits Paid                                         (102)      (95)      (63)
Actuarial (Gain) Loss                                   95      (363)      198
     Benefit Obligation at Yearend                 $ 3,011   $ 1,875   $ 2,021

Change in Plan Asset
Fair Value of Plan Asset at Beginning of Year      $    --   $    --   $    --
Employer Contributions                                  38        37        29
Plan Participants Contributions                         64        58        34
Benefits Paid                                         (102)      (95)      (63)
     Fair Value of Plan Asset at End of Year       $    --   $    --   $    --

Reconciliation of Funded Status to Balance Sheet
Funded Status                                      $ 3,011   $ 1,875   $ 2,021
Unrecognized Net Actuarial Gain (Loss)                 (64)       35      (327)
Unrecognized Prior Service (Cost) Benefit           (1,647)     (948)   (1,024)
     Accrued Benefit Cost at Yearend               $ 1,300   $   962   $   670

Components of Net Periodic Benefit Cost
Service Cost                                       $   175   $   139   $   192
Interest Cost                                          131       115       134
Amortization of Prior Service Cost                      75        75        75
Recognized Net Actuarial Loss (Gain)                    --        (1)        8
     Net Periodic Benefit Cost                     $   381   $   328   $   409


     Weighted-average discount rate assumptions used in the determination of benefit obligations at December 31, 2003, 2002 and 2001 were 6.15%, 6.40% and 7.00%, respectively. Weighted-average discount rate assumptions used in the determination of net periodic benefit cost for years ended December 31, 2003, 2002 and 2001 were 6.40%, 7.00% and 7.25%, respectively.

     Estimated Future Employer-Paid Benefits. The following benefits, which reflect expected future service, as appropriate, are expected to be paid by EOG in the next 10 years (in thousands):

                                    Postretirement
                                Employer-Paid Benefits

          2004                           $ 57
          2005                             68
          2006                             81
          2007                             92
          2008                            104
          2009 - 2013                     855


     Postretirement health care trend rates have zero effect on the amounts reported for the postretirement health care plan for both 2003 and 2002. A one-percentage point increase or decrease in EOG's healthcare cost trend rates would have zero impact on the postretirement benefit obligation, as any increase or decrease in healthcare costs would be borne by the employee.

Stock Plans

     EOG has various stock plans (Plans) under which employees and non-employee members of the Board of Directors of EOG and its subsidiaries have been or may be granted certain equity compensation. At December 31, 2003, the total number of shares authorized for grant from the Plans was 27,445,000 shares.

     Stock Options. Under the Plans, participants have been or may be granted rights to purchase shares of common stock of EOG at a price not less than the market price of the stock at the date of grant. Stock options granted under the Plans vest either immediately at the date of grant or up to four years from the date of grant based on the nature of the grants and as defined in individual grant agreements. Terms for stock options granted under the Plans have not exceeded a maximum term of 10 years.

     The following table sets forth the option transactions for the years ended December 31 (options in thousands):

                                           2003               2002               2001
                                               Average            Average            Average
                                                Grant              Grant              Grant
                                     Options    Price   Options    Price   Options    Price

Outstanding at January 1              7,842    $27.31    7,013    $24.69    7,056    $20.70
Granted                               1,515     39.13    1,809     33.82    1,631     36.63
Exercised                            (1,485)    22.73     (868)    19.90   (1,563)    19.18
Forfeited                              (121)    34.74     (112)    27.64     (111)    23.84
Outstanding at December 31            7,751     30.38    7,842     27.31    7,013     24.69

Options Exercisable at December 31    4,933     27.03    5,041     23.96    4,034     22.04

Available for Future Grant            1,178              2,932              4,531

Average Fair Value of Options
 Granted During Year                 $16.55             $14.79             $16.76


     The fair value of each option grant is estimated using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 2003, 2002 and 2001, respectively: (1) dividend yield of 0.4%, 0.4% and 0.5%,
(2) expected volatility of 43%, 45% and 43%, (3) risk-free interest rate of 3.4%, 3.7% and 4.6% and (4) expected life of 5.2 years, 5.3 years and 6.0 years.

     The following table summarizes certain information for the options outstanding at December 31, 2003 (options in thousands):

                               Options Outstanding           Options Exercisable
                                    Weighted      Weighted             Weighted
                                     Average       Average              Average
                                    Remaining       Grant                Grant
Range of Grant Prices    Options   Life (Years)     Price    Options     Price

  $13.00 to $17.99          892         4          $14.59       887     $14.58
   18.00 to  22.99        1,370         4           20.06     1,369      20.06
   23.00 to  28.99          198         3           24.33       195      24.27
   29.00 to  33.99        2,351         8           33.25     1,276      33.04
   34.00 to  39.99        2,568         9           37.27       929      36.37
   40.00 to  54.99          372         7           43.86       277      44.19
                          7,751         7           30.38     4,933      27.03


     EOG's pro forma net income and net income per share of common stock for 2003, 2002 and 2001, had compensation costs been recorded in accordance with SFAS No. 123, are presented below (in millions, except per share data):
                                               Year Ended December 31,

                                                2003     2002     2001

Net Income Available to Common - As Reported   $419.1   $ 76.1   $387.6
Deduct: Total stock-based employee
 compensation expense                           (13.9)   (13.7)   (11.9)
Net Income Available to Common - Pro Forma     $405.2   $ 62.4   $375.7

Net Income per Share Available to Common
  Basic - As Reported                          $ 3.66   $ 0.66   $ 3.35
  Basic - Pro Forma                            $ 3.54   $ 0.54   $ 3.25

  Diluted - As Reported                        $ 3.60   $ 0.65   $ 3.30
  Diluted - Pro Forma                          $ 3.48   $ 0.53   $ 3.20


     The effects of applying SFAS No. 123 in this pro forma disclosure should not be interpreted as being indicative of future effects. SFAS No. 123 does not apply to awards prior to 1995, and the extent and timing of additional future awards cannot be predicted.

     Restricted Stock and Units. Under the Plans, employees may be granted restricted stock and/or units without cost to them. The shares and units granted vest to the employee at various times ranging from one to five years from the date of grant based on the nature of the grants and as defined in individual grant agreements. Upon vesting, restricted shares are released to the employee. Upon vesting, restricted units are converted into one share of common stock and released to the employee. The following summarizes shares of restricted stock and units granted (shares and units in thousands):

                                                  Restricted Shares and Units
                                                    2003     2002     2001

Outstanding at January 1                              775      632      309
Granted                                               372      158      353
Released                                             (103)     (10)     (15)
Forfeited or Expired                                  (18)      (5)     (15)
Outstanding at December 31                          1,026      775      632
Average Fair Value of Shares Granted During Year   $40.43   $32.56   $42.08


     The fair value of the restricted shares and units at date of grant has been recorded in shareholders' equity as unearned compensation and is being amortized over the vesting period as compensation expense. Related compensation expense for 2003, 2002 and 2001 was $6.0 million, $4.9 million and $3.3 million, respectively.

     Employee Stock Purchase Plan. During 2001, EOG implemented an Employee Stock Purchase Plan (ESPP) that allows eligible employees to semi-annually purchase, through payroll deductions, shares of EOG common stock at 85 percent of the fair market value at specified dates. Contributions to the ESPP are limited to 10 percent of the employees' pay (subject to certain ESPP limits) during each of the two six-month offering periods. As of December 31, 2003, 324,362 common shares remained available for issuance under the plan. During 2003, approximately 410 employees participated in the plan and 74,094 common shares were purchased at an aggregate price of $2.6 million. During 2002, approximately 350 employees participated in the plan and 69,243 common shares were purchased at an aggregate price of $2.3 million. During 2001, approximately 300 employees participated in the plan and 32,301 common shares were purchased at an aggregate price of $1.0 million.

     Treasury Shares. During 2003, 2002 and 2001, EOG repurchased 531,000, 1,700,000 and 3,281,000 of its common shares, respectively. Approximately 531,000, 968,000 and 1,829,000 of these common shares were repurchased during 2003, 2002 and 2001, respectively, to offset the dilution resulting from shares issued under the EOG employee stock plans. The difference between the cost of the treasury shares and the exercise price of the options, net of federal income tax benefit of $11.9 million, $5.2 million and $7.3 million, for the years 2003, 2002 and 2001, respectively, is reflected as an adjustment to additional paid in capital to the extent EOG has accumulated additional paid in capital relating to treasury stock and retained earnings thereafter.

8.  Commitments and Contingencies

     Letters Of Credit. At December 31, 2003 and 2002, EOG had standby letters of credit and guarantees outstanding totaling approximately $266 million and $234 million, respectively; however, of these amounts, $220 million represents guarantees of subsidiary indebtedness included under Note 2 "Long-Term Debt."

     Minimum Commitments. At December 31, 2003, total minimum commitments from long-term non-cancelable operating leases, drilling rig commitments and pipeline transportation service commitments, based on current transportation rates and the Canadian currency exchange rate at December 31, 2003, are as follows (in thousands):

                                  Total Minimum
                                   Commitments

               2004                  $ 32,835
               2005 - 2007             52,763
               2008 - 2009              7,897
               2010 and beyond          9,221
                                     $102,716


     Included in the table above are leases for buildings, facilities and equipment with varying expiration dates through 2012. Rental expenses associated with these leases amounted to $22 million, $21 million and $20 million for 2003, 2002 and 2001, respectively.

     Contingencies. EOG and numerous other companies in the natural gas industry are named as defendants in various lawsuits alleging violations of the Civil False Claims Act. These lawsuits have been consolidated for pre-trial proceedings in the United States District Court for the District of Wyoming. The plaintiffs contend that defendants have underpaid royalties on natural gas and natural gas liquids produced on federal and Indian lands through the use of below-market prices, improper deductions, improper measurement techniques and transactions with affiliated companies. Plaintiffs allege that the royalties paid by defendants were lower than the royalties required to be paid under federal regulations and that the forms filed by defendants with the Minerals Management Service reporting these royalty payments were false, thereby violating the Civil False Claims Act. The United States has intervened in certain of the cases as to some of the defendants, but has not intervened as to EOG. The plaintiffs in one of the two lawsuits in which EOG is involved dismissed EOG from that case without prejudice. Based on EOG's present understanding of the remaining case in which it is a defendant, EOG believes that it has substantial defenses to the plaintiff's claims and intends to vigorously assert these defenses. However, if EOG is found to have violated the Civil False Claims Act, EOG could be subject to a variety of sanctions, including treble damages and substantial monetary fines.

     There are various other suits and claims against EOG that have arisen in the ordinary course of business. However, management does not believe these suits and claims will individually or in the aggregate have a material adverse effect on the financial condition or results of operations of EOG. EOG has been named as a potentially responsible party in certain Comprehensive Environmental Response Compensation and Liability Act proceedings. However, management does not believe that any potential assessments resulting from such proceedings will, individually or in the aggregate, have a material adverse effect on the financial condition of EOG.

9.  Net Income Per Share Available to Common

     The following table sets forth the computation of net income per share available to common for the years ended December 31 (in thousands, except per share amounts):

                                                 2003       2002       2001

Numerator for basic and diluted earnings
 per share -
   Net income available to common              $419,113   $ 76,141   $387,622
Denominator for basic earnings per share -
   Weighted average shares                      114,597    115,335    115,765
Potential dilutive common shares -
   Stock options                                  1,584      1,633      1,453
   Restricted stock and units                       338        277        270
Denominator for diluted earnings per share -
   Adjusted weighted average shares             116,519    117,245    117,488
Net income per share of common stock
   Basic                                       $   3.66   $   0.66   $   3.35
   Diluted                                     $   3.60   $   0.65   $   3.30


10.  Supplemental Cash Flow Information

     Cash paid for interest and income taxes was as follows for the years ended December 31 (in thousands):

                                                  2003       2002       2001

Interest (net of amount capitalized)           $ 62,472   $ 54,432   $ 45,715
Income taxes                                     26,330     15,946    106,312


11.  Business Segment Information

     EOG's operations are all natural gas and crude oil exploration and production related. SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," establishes standards for reporting information about operating segments in annual financial statements and requires selected information about operating segments in interim financial reports. Operating segments are defined as components of an enterprise about which separate financial information is available and evaluated regularly by the chief operating decision maker, or decision making group, in deciding how to allocate resources and in assessing performance. EOG's chief operating decision making process is informal and involves the Chairman and Chief Executive Officer and other key officers. This group routinely reviews and makes operating decisions related to significant issues associated with each of EOG's major producing areas in the United States and each significant international location. For segment reporting purposes, the major United States producing areas have been aggregated as one reportable segment due to similarities in their operations as allowed by SFAS No. 131. Financial information by reportable segment is presented below for the years ended December 31, or at December 31 (in thousands):

                                               United                                  United
                                               States         Canada        Trinidad   Kingdom    Other       Total
2003
 Net Operating Revenues                     $1,335,145(1)   $  309,418(1)   $100,112   $    --   $    --   $1,744,675(1)
 Depreciation, Depletion and Amortization      359,439          66,334        16,070        --        --      441,843
 Operating Income (Loss)                       487,133         163,783        55,433    (9,195)      160      697,314
 Interest Income                                 1,385             950           454        --        --        2,789
 Other Income (Expense)                          2,777           6,354         3,418       (71)        6       12,484
 Interest Expense                               43,421          14,618           670        --         2       58,711
 Income (Loss) Before Income Taxes             447,874         156,469        58,635    (9,266)      164      653,876
 Income Tax Provision (Benefit)                163,359          36,190        20,671    (3,486)     (134)     216,600
 Additions to Oil and Gas Properties           605,667         552,164        31,942    14,610        --    1,204,383
 Total Assets                                3,119,474       1,302,753       309,727    17,061        --    4,749,015
2002
 Net Operating Revenues                     $  846,007(2)   $  169,106(2)   $ 79,551   $    --   $    18   $1,094,682(2)
 Depreciation, Depletion and Amortization      334,318          49,622        14,085        --        11      398,036
 Operating Income (Loss)                        93,600          40,587        49,450      (250)   (2,410)     180,977
 Interest Income                                   765             229           348        --        --        1,342
 Other Income (Expense)                         (3,652)            261           394        --         4       (2,993)
 Interest Expense                               45,907          13,534           211        --         2       59,654
 Income (Loss) Before Income Taxes              44,806          27,543        49,981      (250)   (2,408)     119,672
 Income Tax Provision (Benefit)                 (7,684)         20,359        20,974       300    (1,450)      32,499
 Additions to Oil and Gas Properties           517,598         160,840        35,689        --        --      714,127
 Total Assets                                2,864,862         665,202       283,395        66        43    3,813,568
2001
 Net Operating Revenues                     $1,395,349(2)   $  191,213(2)   $ 69,140   $    --   $    20   $1,655,722(2)
 Depreciation, Depletion and Amortization      348,539          31,821        12,031        --         8      392,399
 Operating Income (Loss)                       537,549         107,518        36,761       (40)   (6,401)     675,387
 Interest Income                                 1,117           2,244         1,699        --        --        5,060
 Other Income (Expense)                         (4,123)             77           154        --        --       (3,892)
 Interest Expense                               45,064            (280)          326        --        --       45,110
 Income (Loss) Before Income Taxes             489,479         110,119        38,288       (40)   (6,401)     631,445
 Income Tax Provision (Benefit)                187,265          28,438        20,166       432    (3,472)     232,829
 Additions to Oil and Gas Properties           729,655         176,101        68,260        --        --      974,016
 Total Assets                                2,676,182         510,476       227,229        36       121    3,414,044

(1) EOG had sales activity with two significant purchasers, one totaled $222 million and the other totaled $182 million, of Consolidated Net Operating Revenues in the United States and Canada segments in 2003.
(2) EOG had sales activity with a single significant purchaser in the United States and Canada segments in 2002 and 2001 that totaled $163 million and $225 million, respectively, of the Consolidated Net Operating Revenues.


12.  Price, Interest Rate and Credit Risk Management Activities

     Price and Interest Rate Risks. EOG engages in price risk management activities from time to time. These activities are intended to manage EOG's exposure to fluctuations in commodity prices for natural gas and crude oil. EOG utilizes derivative financial instruments, primarily price swaps and collars, as the means to manage this price risk. In addition to these financial transactions, EOG is a party to various physical commodity contracts for the sale of hydrocarbons that cover varying periods of time and have varying pricing provisions. Under SFAS No. 133 - "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS Nos. 137, 138 and 149, these various physical commodity contracts qualify for the normal purchases and normal sales exception and therefore, are not subject to hedge accounting or mark-to-market accounting. The financial impact of these various physical commodity contracts is included in revenues at the time of settlement, which in turn affects average realized hydrocarbon prices.

     During 2003, 2002 and 2001, EOG elected not to designate any of its derivative financial contracts as accounting hedges and accordingly, accounted for these derivative financial contracts using mark-to-market accounting. During 2003, EOG recognized losses on mark-to-market commodity derivative contracts of $80 million, which included realized losses of $45 million and collar premium payments of $3 million. During 2002, EOG recognized losses on mark-to-market commodity derivative contracts of $49 million, which included realized losses of $21 million and a $2 million collar premium payment. During 2001, EOG recognized gains on mark-to-market commodity derivative contracts of $98 million, of which $67 million were realized gains which were netted against a $5 million collar premium payment.

     Presented below is a summary of EOG's 2004 natural gas financial collar contracts and natural gas and crude oil financial price swap contracts as of December 31, 2003 with prices expressed in dollars per million British thermal units ($/MMBtu) and in dollars per barrel ($/Bbl), as applicable, and notional volumes in million British thermal units per day (MMBtud) and in barrels per day (Bbld), as applicable. EOG accounts for these collar and swap contracts using mark-to-market accounting. The total fair value of the natural gas financial collar contracts and natural gas and crude oil financial price swap contracts at December 31, 2003 was a negative $38 million.

                Natural Gas Financial Collar Contracts                  Financial Price Swap Contracts
                            Floor Price           Ceiling Price          Natural Gas         Crude Oil
                         Floor    Weighted     Ceiling   Weighted              Weighted           Weighted
           Volume        Range     Average      Range     Average     Volume    Average   Volume   Average
Month(1)  (MMBtud)     ($/MMBtu)  ($/MMBtu)   ($/MMBtu)  ($/MMBtu)   (MMBtud)  ($/MMBtu)  (Bbld)   ($/Bbl)

Jan       330,000    $5.06 - 5.88   $5.38   $5.86 - 6.69   $6.29      30,000     $5.57     4,000   $30.61
Feb       330,000     5.02 - 5.78    5.31    5.82 - 6.62    6.24      30,000      5.50     4,000    30.12
Mar       330,000     4.93 - 5.53    5.16    5.73 - 6.40    6.10      30,000      5.37     4,000    29.58
Apr       375,000     4.47 - 4.71    4.59    4.93 - 5.30    5.13      30,000      4.89     4,000    29.08
May       375,000     4.47 - 4.75    4.58    4.93 - 5.19    5.09      30,000      4.80     4,000    28.66
Jun       375,000     4.47 - 4.75    4.58    4.93 - 5.19    5.09      30,000      4.80     4,000    28.27
Jul       375,000     4.47 - 4.75    4.58    4.93 - 5.19    5.09      30,000      4.80     3,000    27.91
Aug       375,000     4.47 - 4.75    4.58    4.93 - 5.19    5.09      30,000      4.80     2,000    28.11
Sep       375,000     4.47 - 4.75    4.58    4.93 - 5.19    5.09      30,000      4.78        --       --
Oct       375,000     4.47 - 4.75    4.58    4.93 - 5.19    5.09      30,000      4.80        --       --

(1) The collar contracts for January 2004 to March 2004 were purchased at a total premium of $3 million or $0.10 per MMBtu. The collar contracts for April 2004 to October 2004 were purchased without a premium.


     The following table summarizes the estimated fair value of financial instruments and related transactions at December 31, 2003 and 2002 (in millions):

                                                  2003                       2002
                                          Carrying     Estimated     Carrying     Estimated
                                           Amount    Fair Value(1)    Amount    Fair Value(1)

Long-Term Debt(2)                          $1,109       $1,175        $1,145       $1,225
NYMEX-Related Commodity Market Positions      (38)         (38)           (6)          (6)

(1) Estimated fair values have been determined by using available market data and valuation methodologies. Judgment is necessarily required in interpreting market data and the use of different market assumptions or estimation methodologies may affect the estimated fair value amounts.
(2) See Note 2 "Long-Term Debt."


     Credit Risk. While notional contract amounts are used to express the magnitude of commodity price and interest rate swap agreements, the amounts potentially subject to credit risk, in the event of nonperformance by the other parties, are substantially smaller. EOG evaluates its exposure to all counterparties on an ongoing basis, including those arising from physical and financial transactions. In some instances, EOG requires collateral, parent guarantees or letters of credit to minimize credit risk. At December 31, 2003, EOG's net accounts receivable balance related to North American natural gas, crude oil and condensate sales included receivables from a major integrated oil and gas company and a major utility company, which constituted 14% and 11%, respectively, of the total balance. The related amounts were collected during early 2004. The amount due from the major utility company at December 31, 2002, which approximated 13% of the North American net accounts receivable balance, was collected during early 2003. No other individual purchaser accounted for 10% or more of the North American net accounts receivable balance at December 31, 2003 and 2002. At December 31, 2003, EOG had an allowance for doubtful accounts of $21 million, of which $19 million is associated with the Enron bankruptcies recorded in December 2001.

     Substantially all of EOG's accounts receivable at December 31, 2003 and 2002 result from crude oil and natural gas sales and/or joint interest billings to third party companies including foreign state-owned entities in the oil and gas industry. This concentration of customers and joint interest owners may impact EOG's overall credit risk, either positively or negatively, in that these entities may be similarly affected by changes in economic or other conditions. In determining whether or not to require collateral or other credit enhancements from a customer or joint interest owner, EOG analyzes the entity's net worth, cash flows, earnings, and credit ratings. Receivables are generally not collateralized. Historical credit losses incurred on receivables by EOG have been immaterial except for those associated with the Enron bankruptcies which were recorded in December 2001.

13.  Accounting for Certain Long-Lived Assets

     Periodically, EOG reviews its oil and gas properties for impairment purposes by comparing the expected undiscounted future cash flows at a producing field level to the unamortized capitalized cost of the asset. During 2003, 2002 and 2001, such reviews indicated that unamortized capitalized costs of certain properties were higher than their expected undiscounted future cash flows due primarily to downward reserve revisions for certain producing fields. As a result, during 2003, EOG recorded in Impairments pre-tax charges of $21 million and $4 million in the United States and Canada operating segments, respectively. During 2002 and 2001, EOG recorded in Impairments pre-tax charges of $30 million and $39 million, respectively, in the United States operating segment. The carrying values for assets determined to be impaired were adjusted to estimated fair values based on projected future net cash flows discounted using EOG's risk-adjusted discount rate. Amortization expenses of acquisition costs of unproved properties, including amortization of capitalized interest, were $64 million, $38 million and $40 million for 2003, 2002 and 2001, respectively.

14.  Accounting for Asset Retirement Obligations

     EOG adopted SFAS No. 143 - "Accounting for Asset Retirement Obligations" on January 1, 2003. The impact of adopting the statement resulted in an after-tax charge of $7.1 million, which was reported in the first quarter of 2003 as cumulative effect of change in accounting principle. The following table presents the reconciliation of the beginning and ending aggregate carrying amount of short-term and long-term legal obligations associated with the retirement of oil and gas properties pursuant to SFAS No. 143 for 2003 (in thousands):

                                       Asset Retirement Obligations
                                     Short-Term   Long-Term     Total

      Balance at December 31, 2002     $    -      $      -   $      -
      Carrying Amount at Adoption       6,384        92,097     98,481
      Liabilities Incurred              1,364        11,295     12,659
      Liabilities Settled              (2,699)       (1,144)    (3,843)
      Accretion                           140         4,740      4,880
      Foreign Currency Translation        131         2,128      2,259
        Balance at December 31, 2003   $5,320      $109,116   $114,436


     Pro forma net income and earnings per share are not presented for the comparable period in 2002 because the pro forma application of SFAS No. 143 to the prior period would not result in pro forma net income and earnings per share materially different from the actual amounts reported for the period in the accompanying Consolidated Statements of Income.

15.  Investment in Caribbean Nitrogen Company Limited and
      Nitrogen (2000) Unlimited

     EOG, through certain wholly-owned subsidiaries, owns equity interests in two Trinidadian companies: Caribbean Nitrogen Company Limited (CNCL) and Nitrogen (2000) Unlimited (N2000). During the first quarter of 2003, EOG completed separate share sale agreements whereby a portion of the EOG subsidiaries' shareholdings in CNCL and N2000 was sold to a third party energy company. The sale left EOG with equity interests of approximately 12% in CNCL and 27% in N2000 and did not result in any gain or loss.

     The other shareholders in CNCL are subsidiaries of Ferrostaal AG, Duke Energy, Halliburton, Koch Industries, Inc. and CL Financial Ltd. At December 31, 2003, investment in CNCL was approximately $14 million. CNCL commenced production in June 2002, and at December 31, 2003, was producing approximately 1,950 metric tons of ammonia daily. At December 31, 2003, CNCL had a long-term debt balance of approximately $218 million, which is non-recourse to CNCL's shareholders. EOG will be liable for its share of any post-completion deficiency funds loans to fund the costs of operation, payment of principal and interest to the principal creditor and other cash deficiencies of CNCL up to $30 million, approximately $4 million of which is net to EOG's interest. The Shareholders' Agreement requires the consent of the holders of 90% or more of the shares to take certain material actions. Accordingly, given its current level of equity ownership, EOG is able to exercise significant influence over the operating and financial policies of CNCL and therefore, it accounts for the investment using the equity method. During 2003, EOG recognized equity income of $3.7 million.

     The other shareholders in N2000 are subsidiaries of Ferrostaal AG, Halliburton, Koch Industries, Inc. and CL
Financial Ltd. At December 31, 2003, investment in N2000 was approximately $20 million. N2000 is constructing an ammonia plant in Trinidad, at an expected cost of approximately $320 million, and is expected to commence production in the third quarter 2004. At December 31, 2003, N2000 had a long-term debt balance of approximately $172 million, which is non-recourse to N2000's shareholders. EOG will be liable for its share of any pre-completion deficiency funds loans to fund plant cost overruns up to $15 million, approximately $4 million of which is net to EOG's interest. EOG will also be liable for its share of any post-completion deficiency funds loans to fund the costs of operation, payment of principal and interest to the principal creditor and other cash deficiencies of N2000 up to $30 million, approximately $8 million of which is net to EOG's interest. The Shareholders' Agreement requires the consent of the holders of 90% or more of the shares to take certain material actions. Accordingly, given its current level of equity ownership, EOG is able to exercise significant influence over the operating and financial policies of N2000 and therefore, it accounts for the investment using the equity method.

16.  Property Acquisitions

     On October 1, 2003, a Canadian subsidiary of EOG closed an asset purchase of natural gas properties in the Wintering Hills, Drumheller East and Twining areas of southeast Alberta from a subsidiary of Husky Energy Inc. for approximately US $320 million. These properties are essentially adjacent to existing EOG operations or are properties in which EOG already has a working interest. The transaction was partially funded by commercial paper borrowings of US $140.5 million on October 1, 2003. The remainder of the purchase price, US $179.5 million, was funded by EOG's available cash balance. Subsequent to the closing, the purchase price was reduced by exercised preferential rights on the properties which totaled approximately US $5 million. In late December 2003, a Canadian subsidiary of EOG closed another property acquisition for US $46 million.

                       EOG RESOURCES, INC.

  SUPPLEMENTAL INFORMATION TO CONSOLIDATED FINANCIAL STATEMENTS

(In Thousands Except Per Share Amounts Unless Otherwise Indicated)
   (Unaudited Except for Results of Operations for Oil and Gas
                      Producing Activities)


Oil and Gas Producing Activities

     The following disclosures are made in accordance with SFAS
No. 69 - "Disclosures about Oil and Gas Producing Activities":

     Oil and Gas Reserves. Users of this information should be aware that the process of estimating quantities of "proved," "proved developed" and "proved undeveloped" crude oil and natural gas reserves is very complex, requiring significant subjective decisions in the evaluation of all available geological, engineering and economic data for each reservoir. The data for a given reservoir may also change substantially over time as a result of numerous factors including, but not limited to, additional development activity, evolving production history, and continual reassessment of the viability of production under varying economic conditions. Consequently, material revisions (upward or downward) to existing reserve estimates may occur from time to time. Although every reasonable effort is made to ensure that reserve estimates reported represent the most accurate assessments possible, the significance of the subjective decisions required and variances in available data for various reservoirs make these estimates generally less precise than other estimates presented in connection with financial statement disclosures.

     Proved reserves represent estimated quantities of natural gas, crude oil, condensate, and natural gas liquids that geological and engineering data demonstrate, with reasonable certainty, to be recoverable in future years from known reservoirs under economic and operating conditions existing at the time the estimates were made.

     Proved developed reserves are proved reserves expected to be recovered, through wells and equipment in place and under operating methods being utilized at the time the estimates were made.

     Proved undeveloped reserves are reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for completion. Reserves on undrilled acreage are limited to those drilling units offsetting productive units that are reasonably certain of production when drilled. Proved reserves for other undrilled units can be claimed only where it can be demonstrated with certainty that there is continuity of production from the existing productive formation. Estimates for proved undeveloped reserves are not attributed to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual tests in the area and in the same reservoir.

     Canadian provincial royalties are determined based on a graduated percentage scale which varies with prices and production volumes. Canadian reserves, as presented on a net basis, assume prices and royalty rates in existence at the time the estimates were made, and EOG's estimate of future production volumes. Future fluctuations in prices, production rates, or changes in political or regulatory environments could cause EOG's share of future production from Canadian reserves to be materially different from that presented.

     Estimates of proved and proved developed reserves at December 31, 2003, 2002 and 2001 were based on studies performed by the engineering staff of EOG for reserves in the United
States, Canada, Trinidad and the United Kingdom. Opinions by DeGolyer and MacNaughton (D&M), independent petroleum consultants, for the years ended December 31, 2003, 2002 and 2001 covered producing areas containing 72%, 73% and 71%, respectively, of proved reserves of EOG on a net-equivalent-cubic-feet-of-gas basis. D&M's opinions indicate that the estimates of proved reserves prepared by EOG's engineering staff for the properties reviewed by D&M, when compared in total on a net-equivalent-cubic-feet-of-gas basis, do not differ materially from the estimates prepared by D&M. Such estimates by D&M in the aggregate varied by not more than 5% from those prepared by the engineering staff of EOG. All reports by D&M were developed utilizing geological and engineering data provided by EOG.

     No major discovery or other favorable or adverse event subsequent to December 31, 2003 is believed to have caused a material change in the estimates of proved or proved developed reserves as of that date.

     The following table sets forth EOG's net proved and proved developed reserves at December 31 for each of the four years in the period ended December 31, 2003, and the changes in the net proved reserves for each of the three years in the period then ended as estimated by the engineering staff of EOG.

           NET PROVED AND PROVED DEVELOPED RESERVE SUMMARY

                                               United                         United
                                               States     Canada   Trinidad   Kingdom    TOTAL
NET PROVED RESERVES

Natural Gas (Bcf)(1)
Net proved reserves at December 31, 2000       1,821.4     545.7    1,013.5       --    3,380.6
 Revisions of previous estimates                  15.0     (26.8)    (121.6)      --     (133.4)
 Purchases in place                               66.1     111.5         --       --      177.6
 Extensions, discoveries and other additions     358.3      59.7      295.2       --      713.2
 Sales in place                                   (1.0)       --         --       --       (1.0)
 Production                                     (252.5)    (46.0)     (42.0)      --     (340.5)
Net proved reserves at December 31, 2001       2,007.3     644.1    1,145.1       --    3,796.5
 Revisions of previous estimates                   9.4       4.7      (21.7)      --       (7.6)
 Purchases in place                                9.9     102.9         --       --      112.8
 Extensions, discoveries and other additions     217.0      83.9      232.4       --      533.3
 Sales in place                                   (0.8)     (1.5)        --       --       (2.3)
 Production                                     (236.6)    (56.2)     (49.3)      --     (342.1)
Net proved reserves at December 31, 2002       2,006.2     777.9    1,306.5       --    4,090.6
 Revisions of previous estimates                 (24.9)    (18.5)     (74.9)      --     (118.3)
 Purchases in place                               43.9     361.0         --       --      404.9
 Extensions, discoveries and other additions     345.5     118.3      129.3     59.2      652.3
 Sales in place                                  (30.8)       --         --       --      (30.8)
 Production                                     (238.3)    (60.2)     (55.4)      --     (353.9)
Net proved reserves at December 31, 2003       2,101.6   1,178.5    1,305.5     59.2    4,644.8


                                               United                       United
                                               States   Canada   Trinidad   Kingdom   TOTAL

Liquids (MBbl)(2)
Net proved reserves at December 31, 2000       52,013    5,817    15,572       --     73,402
 Revisions of previous estimates               (3,111)   1,294    (3,691)      --     (5,508)
 Purchases in place                               586       35        --       --        621
 Extensions, discoveries and other additions   12,380      361     1,967       --     14,708
 Sales in place                                  (192)     (35)       --       --       (227)
 Production                                    (9,293)    (820)     (749)      --    (10,862)
Net proved reserves at December 31, 2001       52,383    6,652    13,099       --     72,134
 Revisions of previous estimates                3,543      396      (572)      --      3,367
 Purchases in place                               624      865        --       --      1,489
 Extensions, discoveries and other additions   14,763      279     3,041       --     18,083
 Sales in place                                   (33)      --        --       --        (33)
 Production                                    (7,925)  (1,026)     (874)      --     (9,825)
Net proved reserves at December 31, 2002       63,355    7,166    14,694       --     85,215
 Revisions of previous estimates                1,487      214    (1,120)      --        581
 Purchases in place                               738    1,379        --       --      2,117
 Extensions, discoveries and other additions   15,669      598     1,212       84     17,563
 Sales in place                                  (344)      --        --       --       (344)
 Production                                    (7,897)  (1,091)     (881)      --     (9,869)
Net proved reserves at December 31, 2003       73,008    8,266    13,905       84     95,263

Bcf Equivalent (Bcfe)(1)
Net proved reserves at December 31, 2000        2,133.5    580.6   1,106.9     --      3,821.0
 Revisions of previous estimates                   (3.7)   (19.1)   (143.7)    --       (166.5)
 Purchases in place                                69.7    111.6      --       --        181.3
 Extensions, discoveries and other additions      432.5     62.0     307.0     --        801.5
 Sales in place                                    (2.2)    (0.2)     --       --         (2.4)
 Production                                      (308.2)   (50.9)    (46.5)    --       (405.6)
Net proved reserves at December 31, 2001        2,321.6    684.0   1,223.7     --      4,229.3
 Revisions of previous estimates                   30.7      7.1     (25.1)    --         12.7
 Purchases in place                                13.6    108.1      --       --        121.7
 Extensions, discoveries and other additions      305.6     85.6     250.6     --        641.8
 Sales in place                                    (1.0)    (1.5)     --       --         (2.5)
 Production                                      (284.2)   (62.4)    (54.5)    --       (401.1)
Net proved reserves at December 31, 2002        2,386.3    820.9   1,394.7     --      4,601.9
 Revisions of previous estimates                  (15.9)   (17.2)    (81.7)    --       (114.8)
 Purchases in place                                48.3    369.3      --       --        417.6
 Extensions, discoveries and other additions      439.6    121.8     136.5     59.7      757.6
 Sales in place                                   (32.9)      --      --       --        (32.9)
 Production                                      (285.7)   (66.7)    (60.7)    --       (413.1)
Net proved reserves at December 31, 2003        2,539.7  1,228.1   1,388.8     59.7    5,216.3

                               United
                               States   Canada   Trinidad    TOTAL

NET PROVED DEVELOPED RESERVES

 Natural Gas (Bcf) (1)
   December 31, 2000          1,498.6    479.4     207.0    2,185.0
   December 31, 2001          1,588.4    587.6     620.6    2,796.6
   December 31, 2002          1,658.7    683.3     555.2    2,897.2
   December 31, 2003          1,749.3    889.2     429.9    3,068.4
 Liquids (MBbl) (2)
   December 31, 2000           42,132    5,695     2,967     50,794
   December 31, 2001           41,205    6,532     8,435     56,172
   December 31, 2002           47,476    7,045     7,135     61,656
   December 31, 2003           56,321    7,995     5,229     69,545
 Bcf Equivalents (Bcfe) (1)
   December 31, 2000          1,751.4    513.6     224.8    2,489.8
   December 31, 2001          1,835.7    626.8     671.1    3,133.6
   December 31, 2002          1,943.6    725.5     598.0    3,267.1
   December 31, 2003          2,087.3    937.2     461.2    3,485.7

(1) Billion cubic feet or billion cubic feet equivalent, as applicable.
(2) Thousand barrels; includes crude oil, condensate and natural gas liquids.



     Capitalized Costs Relating to Oil and Gas Producing
Activities. The following table sets forth the capitalized costs relating to EOG's natural gas and crude oil producing activities at December 31, 2003 and 2002:

                                                    2003          2002

          Proved properties (1)                $ 7,990,675   $ 6,527,716
          Unproved properties                      198,387       222,379
            Total                                8,189,062     6,750,095
          Accumulated depreciation, depletion
           and amortization                     (3,940,145)   (3,428,547)
            Net capitalized costs              $ 4,248,917   $ 3,321,548

(1) The 2003 proved properties amount includes asset retirement obligations of $85 million as a result of the adoption of SFAS No. 143 - "Accounting for Asset Retirement
    Obligations" on January 1, 2003.


     Costs Incurred in Oil and Gas Property Acquisition, Exploration and Development Activities. The acquisition, exploration and development costs disclosed in the following tables are in accordance with definitions in SFAS No. 19 - "Financial Accounting and Reporting by Oil and Gas Producing Companies."

     Acquisition costs include costs incurred to purchase, lease, or otherwise acquire property.

     Exploration costs include additions to exploration wells including those in progress and exploration expenses.

     Development costs include additions to production facilities and equipment and additions to development wells including those in progress.

     The following tables set forth costs incurred related to EOG's oil and gas activities for the years ended December 31:

                                   United                          United
                                   States     Canada    Trinidad   Kingdom    Other     TOTAL
2003
Acquisition Costs of Properties
 Unproved                         $ 43,890   $ 14,536   $   172   $    --    $   --   $   58,598
 Proved                             18,347    386,532        --        --        --      404,879
    Subtotal                        62,237    401,068       172        --        --      463,477
Exploration Costs                  145,104     15,429    20,517    20,958     4,664      206,672
Development Costs                  480,257    145,539    23,140     2,812        --      651,748
    Subtotal                       687,598    562,036    43,829    23,770     4,664    1,321,897
Asset Retirement Costs (1)           8,167      3,552        --        --        --       11,719
    Total                         $695,765   $565,588   $43,829   $23,770    $4,664   $1,333,616
2002
Acquisition Costs of Properties
 Unproved                         $ 28,232   $  4,754   $ 5,629   $    --    $   --   $   38,615
 Proved                             22,589     48,487        --        --        --       71,076
    Subtotal                        50,821     53,241     5,629        --        --      109,691
Exploration Costs                  120,058     25,866    18,117        --     2,384      166,425
Development Costs                  423,436    107,952    13,600        --        --      544,988
    Subtotal                       594,315    187,059    37,346        --     2,384      821,104
Deferred Income Tax Gross Up            --     14,938        --        --        --       14,938
    Total (2)                     $594,315   $201,997   $37,346   $    --    $2,384   $  836,042
2001
Acquisition Costs of Properties
 Unproved                         $ 69,308   $  6,967   $    --   $    --    $   --   $   76,275
 Proved                             95,646     72,660        --        --        --      168,306
    Subtotal                       164,954     79,627        --        --        --      244,581
Exploration Costs                  163,602     16,708    13,695        --     8,739      202,744
Development Costs                  512,175     92,374    60,969        --        --      665,518
    Subtotal                       840,731    188,709    74,664        --     8,739    1,112,843
Deferred Income Tax Gross Up        19,411     30,845        --        --        --       50,256
    Total (2)                     $860,142   $219,554   $74,664   $    --    $8,739   $1,163,099

(1) Asset Retirement Costs do not include the cumulative effect of adoption. The Asset Retirement Costs for the United States are netted with gains recognized upon settlement of asset retirement obligations of $1 million.
(2) Pro forma total expenditures for 2002 and 2001 are not presented as the pro forma application of SFAS No. 143 to the prior periods would not result in pro forma total expenditures materially different from the actual amounts reported.


     Results of Operations for Oil and Gas Producing Activities(1). The following tables set forth results of operations for oil and gas producing activities for the years ended December 31:

                                             United                           United
                                             States      Canada    Trinidad   Kingdom   Other(2)    TOTAL
2003
Natural Gas, Crude Oil
 and Condensate Revenues                   $1,410,946   $309,336   $100,112   $    --   $    --   $1,820,394
Other, Net                                      4,613         82         --        --        --        4,695
  Total                                     1,415,559    309,418    100,112        --        --    1,825,089
Exploration Expenses                           65,885      5,726      3,997       739        11       76,358
Dry Hole Expenses                              20,706      4,139      7,890     8,421        --       41,156
Production Costs                              219,447     58,249     11,363        51         2      289,112
Impairments                                    81,661      7,473         --        --        (1)      89,133
Depreciation, Depletion and Amortization      359,439     66,334     16,070        --        --      441,843
Income (Loss) before Income Taxes             668,421    167,497     60,792    (9,211)      (12)     887,487
Income Tax Provision (Benefit)                239,534     61,928     24,661    (3,673)       (5)     322,445
Results of Operations                      $  428,887   $105,569   $ 36,131   $(5,538)  $    (7)  $  565,042

2002
Natural Gas, Crude Oil
 and Condensate Revenues                   $  891,991   $170,875   $  79,551  $    --   $    21   $1,142,438
Other, Net                                      2,521     (1,769)         --       --        --          752
  Total                                       894,512    169,106      79,551       --        21    1,143,190
Exploration Expenses                           52,830      5,529       1,656      152        61       60,228
Dry Hole Expenses                              26,107     20,642          --       --        --       46,749
Production Costs                              186,041     48,261       9,977       64         7      244,350
Impairments                                    65,813      2,619          --       --        (2)      68,430
Depreciation, Depletion and Amortization      334,318     49,622      14,085       --        11      398,036
Income (Loss) before Income Taxes             229,403     42,433      53,833     (216)      (56)     325,397
Income Tax Provision (Benefit)                 82,136     10,319      23,971      (70)      (20)     116,336
Results of Operations                      $  147,267   $ 32,114   $  29,862   $ (146)   $  (36)  $  209,061

2001
Natural Gas, Crude Oil
 and Condensate Revenues                   $1,295,945   $191,096   $  69,141   $   --    $   21   $1,556,203
Other, Net                                      1,652        117          --       --        --        1,769
  Total                                     1,297,597    191,213      69,141       --        21    1,557,972
Exploration Expenses                           57,602      6,101       3,577       --       187       67,467
Dry Hole Expenses                              55,817      6,495       2,828       --     6,220       71,360
Production Costs                              219,518     34,426      10,308       35        --      264,287
Impairments                                    76,801      2,355          --       --        --       79,156
Depreciation, Depletion and Amortization      348,397     31,821      12,031       --         9      392,258
Income (Loss) before Income Taxes             539,462    110,015      40,397      (35)   (6,395)     683,444
Income Tax Provision (Benefit)                198,243     32,663      22,218       --    (2,238)     250,886
Results of Operations                      $  341,219   $ 77,352   $  18,179   $  (35)  $(4,157)  $  432,558

(1) Excludes gains or losses on mark-to-market commodity derivative contracts, interest charges and general corporate expenses for each of the three years in the period ended December 31, 2003.
(2) Other includes other international operations.


     Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Reserves. The following information has been developed utilizing procedures prescribed by SFAS No. 69 and based on crude oil and natural gas reserve and production volumes estimated by the engineering staff of EOG. It may be useful for certain comparison purposes, but should not be solely relied upon in evaluating EOG or its performance. Further, information contained in the following table should not be considered as representative of realistic assessments of future cash flows, nor should the Standardized Measure of Discounted Future Net Cash Flows be viewed as representative of the current value of EOG.

     The future cash flows presented below are based on sales prices, cost rates, and statutory income tax rates in existence as of the date of the projections. It is expected that material revisions to some estimates of crude oil and natural gas reserves may occur in the future, development and production of the reserves may occur in periods other than those assumed, and actual prices realized and costs incurred may vary significantly from those used.

     Management does not rely upon the following information in making investment and operating decisions. Such decisions are based upon a wide range of factors, including estimates of probable as well as proved reserves, and varying price and cost assumptions considered more representative of a range of possible economic conditions that may be anticipated.

     The following table sets forth the standardized measure of discounted future net cash flows from projected production of EOG's crude oil and natural gas reserves for the years ended December 31:

                                                    United                                 United
                                                    States        Canada      Trinidad     Kingdom      TOTAL
2003
  Future cash inflows                            $14,030,539   $ 6,221,171   $2,995,951   $320,427   $23,568,088
  Future production costs                         (3,026,650)   (1,289,592)    (449,200)   (47,524)   (4,812,966)
  Future development costs                          (524,401)     (200,324)    (228,504)   (21,289)     (974,518)
  Future net cash flows before income taxes       10,479,488     4,731,255    2,318,247    251,614    17,780,604
  Future income taxes                             (3,382,125)   (1,376,955)    (786,418)   (96,896)   (5,642,394)
  Future net cash flows                            7,097,363     3,354,300    1,531,829    154,718    12,138,210
  Discount to present value at 10% annual rate    (3,393,605)   (1,610,085)    (778,985)   (41,420)   (5,824,095)
  Standardized measure of discounted
   future net cash flows relating
   to proved oil and gas reserves                $ 3,703,758   $ 1,744,215   $  752,844   $113,298   $ 6,314,115

2002
  Future cash inflows                            $ 9,826,571   $ 2,989,000   $2,303,930   $     --   $15,119,501
  Future production costs                         (2,212,357)     (586,166)    (433,029)        --    (3,231,552)
  Future development costs                          (359,787)      (43,876)    (177,275)        --      (580,938)
  Future net cash flows before income taxes        7,254,427     2,358,958    1,693,626         --    11,307,011
  Future income taxes                             (2,214,072)     (653,425)    (558,788)        --    (3,426,285)
  Future net cash flows                            5,040,355     1,705,533    1,134,838         --     7,880,726
  Discount to present value at 10% annual rate    (2,265,700)     (766,567)    (629,024)        --    (3,661,291)
  Standardized measure of discounted
   future net cash flows relating
   to proved oil and gas reserves                $ 2,774,655   $   938,966   $  505,814   $     --   $ 4,219,435

2001
  Future cash inflows                            $ 5,677,824   $ 1,490,552   $1,472,197   $     --   $ 8,640,573
  Future production costs                         (1,528,474)     (371,124)    (335,395)        --    (2,234,993)
  Future development costs                          (387,048)      (31,232)    (110,331)        --      (528,611)
  Future net cash flows before income taxes        3,762,302     1,088,196    1,026,471         --     5,876,969
  Future income taxes                               (930,505)     (295,739)    (265,709)        --    (1,491,953)
  Future net cash flows                            2,831,797       792,457      760,762         --     4,385,016
  Discount to present value at 10% annual rate    (1,121,771)     (321,980)    (413,876)        --    (1,857,627)
  Standardized measure of discounted
   future net cash flows relating
   to proved oil and gas reserves                $ 1,710,026   $   470,477   $  346,886   $     --   $ 2,527,389


     Changes in Standardized Measure of Discounted Future Net Cash Flows. The following table sets forth the changes in the standardized measure of discounted future net cash flows at December 31, for each of the three years in the period ended December 31, 2003:

                                    United                             United
                                    States        Canada    Trinidad   Kingdom      TOTAL

December 31, 2000                 $6,011,133   $1,513,751   $388,553  $      --  $7,913,437
 Sales and transfers of oil
  and gas produced, net of
  production costs                (1,060,926)    (156,787)   (58,832)       --   (1,276,545)
 Net changes in prices and
  production costs                (6,400,910)  (1,822,229)  (194,995)       --   (8,418,134)
 Extensions, discoveries,
  additions and improved
  recovery net of related costs      347,088       48,271    114,871        --      510,230
 Development costs incurred          101,900       27,500     71,088        --      200,488
 Revisions of estimated
  development cost                    (5,296)       2,931     10,947        --        8,582
 Revisions of previous quantity
  estimates                           (3,563)     (12,536)    47,418        --       31,319
 Accretion of discount               862,118      223,154     54,297        --    1,139,569
 Net change in income taxes        2,313,068      592,322     15,087        --    2,920,477
 Purchases of reserves in place       35,686       78,790         --        --      114,476
 Sales of reserves in place           (6,165)        (303)        --        --       (6,468)
 Changes in timing and other        (484,107)     (24,387)  (101,548)       --     (610,042)
December 31, 2001                  1,710,026      470,477    346,886        --    2,527,389
 Sales and transfers of oil
  and gas produced, net of
  production costs                  (705,938)    (122,614)   (69,574)       --     (898,126)
 Net changes in prices and
  production costs                 1,561,946      460,977    223,614        --    2,246,537
 Extensions, discoveries,
  additions and improved
  recovery net of related costs      499,257      123,700    110,415        --      733,372
 Development costs incurred           84,300       18,100     13,600        --      116,000
 Revisions of estimated
  development cost                    35,255      (11,418)   (20,574)       --        3,263
 Revisions of previous quantity
  estimates                           51,227       11,470    (15,634)       --       47,063
 Accretion of discount               200,701       59,594     48,622        --      308,917
 Net change in income taxes         (692,670)    (135,888)   (87,229)       --     (915,787)
 Purchases of reserves in place       28,851      117,958         --        --      146,809
 Sales of reserves in place             (715)      (2,827)        --        --       (3,542)
 Changes in timing and other           2,415      (50,563)   (44,312)       --      (92,460)
December 31, 2002                  2,774,655      938,966    505,814        --    4,219,435
 Sales and transfers of oil
  and gas produced, net of
  production costs                (1,191,450)    (251,070)   (88,749)       --   (1,531,269)
 Net changes in prices and
  production costs                 1,334,817      422,754    294,570        --    2,052,141
 Extensions, discoveries,
  additions and improved
  recovery net of related costs      916,653      227,632     93,754   182,581    1,420,620
 Development costs incurred          103,200       22,600     23,100        --      148,900
 Revisions of estimated
  development cost                   (34,688)     (45,591)   (29,415)       --     (109,694)
 Revisions of previous quantity
  estimates                          (35,537)     (34,700)   (65,239)       --     (135,476)
 Accretion of discount               376,431      120,032     73,237        --      569,700
 Net change in income taxes         (520,575)    (240,253)  (145,698)  (69,283)    (975,809)
 Purchases of reserves in place       94,482      547,011         --        --      641,493
 Sales of reserves in place          (63,136)          --         --        --      (63,136)
 Changes in timing and other         (51,094)      36,834     91,470        --       77,210
December 31, 2003                 $3,703,758   $1,744,215   $752,844  $113,298   $6,314,115



Unaudited Quarterly Financial Information

                                                              Quarter Ended
                                                 Mar 31     Jun 30     Sep 30     Dec 31
2003
 Net Operating Revenues                         $464,669   $424,754   $458,724   $396,528
 Operating Income                               $226,129   $176,868   $193,312   $101,005

 Income Before Income Taxes                     $210,963   $165,741   $179,604   $ 97,568
 Income Tax Provision                             74,407     56,950     62,185     23,058
 Net Income Before Cumulative Effect
  of Change in Accounting Principle              136,556    108,791    117,419     74,510
 Cumulative Effect of Change in Accounting
  Principle, Net of Income Tax                    (7,131)         -          -          -
 Net Income                                      129,425    108,791    117,419     74,510
 Preferred Stock Dividends                         2,758      2,758      2,758      2,758
 Net Income Available to Common                 $126,667   $106,033   $114,661   $ 71,752
 Net Income per Share
   Basic (1)
     Net Income Available to Common Before
      Cumulative Effect of Change in
      Accounting Principle                      $   1.17   $   0.93   $   1.00   $   0.62
     Cumulative Effect of Change in
      Accounting Principle, Net of Income Tax      (0.06)         -          -          -
     Net Income Available to Common             $   1.11   $   0.93   $   1.00   $   0.62
   Diluted (1)
     Net Income Available to Common Before
      Cumulative Effect of Change in
      Accounting Principle                      $   1.15   $   0.91   $   0.99   $   0.61
     Cumulative Effect of Change in
      Accounting Principle, Net of Income Tax      (0.06)         -          -          -
     Net Income Available to Common             $   1.09   $   0.91   $   0.99   $   0.61
 Average Number of Common Shares
     Basic                                       114,441    114,382    114,616    114,893
     Diluted                                     116,224    116,131    116,370    117,209

2002
 Net Operating Revenues                         $186,563   $290,163   $279,879   $338,077
 Operating Income (Loss)                        $(20,646)  $ 69,300   $ 61,710   $ 70,613

 Income (Loss) Before Income Taxes              $(35,860)  $ 55,555   $ 42,866   $ 57,111
 Income Tax Provision (Benefit)                  (11,619)    17,447     13,979     12,692
 Net Income (Loss)                               (24,241)    38,108     28,887     44,419
 Preferred Stock Dividends                         2,758      2,758      2,758      2,758
 Net Income (Loss) Available to Common          $(26,999)  $ 35,350   $ 26,129   $ 41,661
 Net Income (Loss) per Share
  Available to Common
    Basic (1)                                   $  (0.23)  $   0.31   $   0.23   $   0.36
    Diluted (1)                                 $  (0.23)  $   0.30   $   0.22   $   0.36
 Average Number of Common Shares
    Basic                                        115,485    115,737    115,621    114,742
    Diluted                                      115,485    117,689    117,078    116,908

(1) The sum of quarterly net income (loss) per share available to common may not agree with total year net income per share available to common as each quarterly computation is based on the weighted average of common shares outstanding.

                          EXHIBIT INDEX


Exhibit No.         Description

 23.1          Consent of DeGolyer and MacNaughton

 23.2          Opinion of DeGolyer and MacNaughton dated January 30, 2004

 23.3          Consent of Deloitte & Touche LLP